Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Testament Inc.
732 S 6th Street, Suite 4720
Las Vegas, NV 89101
https://testamentmedia.com/

Up to $4,999,999.50 in Non-Voting Common Stock at $1.50
Minimum Target Amount: $19,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Testament Inc.
Address: 732 S 6th Street, Suite 4720, Las Vegas, NV 89101
State of Incorporation: NV
Date Incorporated: February 20, 2025

Terms:

Equity

Offering Minimum: $19,999.50 | 13,333 shares of Non-Voting Common Stock
Offering Maximum: $4,999,999.50 | 3,333,333 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $499.50

Although the cash purchase price is $1.50 per share, certain investors may be eligible to receive additional shares at no additional cost pursuant to the bonus share incentives described below. As a result, investors eligible for bonus shares will have a lower effective purchase price per share than investors who do not receive bonus shares.

*The maximum number of shares offered is subject to adjustment due to the issuance of bonus shares, as described below.

Investment Incentives & Bonuses*

Bonus Share Incentives (Equity)

Investors may be eligible to receive additional shares of Non-Voting Common Stock at no additional cost based on (i) the timing of their investment,(ii) the amount of their investment, (iii) an investor's status as a prior Testament investor (iv) and/or an investor's status as a Venture Club member, as described below. Bonus shares are securities and carry the same rights, preferences, and restrictions as the underlying Non-Voting Common Stock purchased.

Loyalty Bonus

All prior Testament investors will receive 10% bonus shares on all investments made during the course of the campaign.

Time-Based Bonus Shares Incentives

Early Bird

Investments made during the first two weeks after the campaign launch will receive bonus shares as follows:

Investments of $1,000+: 5% bonus shares

Investments of $5,000+: 10% bonus shares

Investments of $10,000+: 15% bonus shares

Investments of $20,000+: 20% bonus shares

Investments of $50,000+: 25% bonus shares

Mid-Campaign Incentives

Flash Perk 1: Invest $5,000+ between days 40–45 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between days 60–65 and receive 7% bonus shares

Investment-Amount Bonus Share Incentives

Tier 1: Believer — Investments of $1,000+,

+5% bonus shares.

One-Year Personal Subscription: Complimentary access to the Personal subscription tier for one (1) year following product launch, subject to the availability of the applicable subscription tier and the Company's then-current product structure.

Believer Badge: A digital badge within the Testament platform identifying the user as a founding investor. Display is optional and subject to platform functionality and future design updates.

Testament Branded Hat: A limited-edition piece of branded headwear featuring the Company's insignia. Design, materials, and specifications are subject to Company discretion.

Tier 2: Builder — Investments of $5,000+,

+10% bonus shares, and all Believer Tier Incentives.

Two-Year Personal Subscription: Complimentary access to the Personal subscription tier for two (2) years following product launch, subject to the availability of the applicable subscription tier and the Company's then-current product structure.

Builder Badge: A subtle visual indicator within the Testament app identifying the user as a founding investor. Visible on the investor's profile and, at their option, within shared family testaments.

Product Feature Suggestion: The investor may submit one (1) written product feature suggestion for review by the Company's product team. The Company retains sole discretion regarding whether and how any suggestion may be implemented.

Founder's Edition Wax Seal Stamp: A wax seal stamp featuring the Company's insignia, designed for personal correspondence, journals, or archival materials. Created as a commemorative artifact, it symbolizes intention, authorship, and continuity. Intended as a symbolic keepsake acknowledging early participation in the Company's founding chapter. Design, materials, dimensions, and production method are subject to Company discretion.

Tier 3: Founder — Investments of $10,000+,

+15% bonus shares, and all Builder Tier Incentives.

Five-Year Personal Subscription: Complimentary access to the Personal subscription tier for five (5) years following product launch, subject to the availability of the applicable subscription tier and the Company's then-current product structure.

Founder Badge: A subtle visual indicator within the Testament app identifying the user as a founding investor. Visible on the investor's profile and, at their option, within shared family testaments.

Founder Webinar: Invitation to a virtual group session with the Company's executive team. Subject to scheduling availability and Company discretion.

Founder's Registry Inscription: The investor's name will be recorded in a dedicated Founders' Registry within the platform, subject to platform availability and Company discretion.

Hand-Bound Founder's Codex: A limited-edition bound volume featuring the Company's insignia, intended for personal writing and archival use. Offered as a commemorative artifact recognizing early participation in the founding round. Recognition may be modified or discontinued in the event of platform restructuring or product evolution.

Tier 4: Visionary — Investments of $20,000+,

+20% bonus shares, and all Partner Tier Incentives.

Lifetime Personal Subscription: Ongoing access to the Personal subscription tier for the lifetime of the applicable product offering, subject to continued product availability and the Company's evolving subscription structure.

Founder Video Call: One (1) virtual video session (approximately 30 minutes) with the Company's CEO, subject to scheduling availability and Company discretion.

Founding Year Medallion: A limited-edition commemorative medallion bearing the Company's insignia and personalized engraving. Design and materials are subject to Company discretion.

Tier 5: Cornerstone — Investments of $50,000+,

+25% bonus shares, and all Visionary Tier Incentives.

Lifetime Family Subscription: Ongoing access to the Family subscription tier (up to six (6) accounts) for the lifetime of the applicable product offering, subject to continued product availability and the Company's evolving subscription structure.

Founder's Dinner: Invitation to an in-person dinner event with members of the Company's leadership team. Testament will cover the cost of the meal. Travel and lodging are the responsibility of the investor. Subject to scheduling availability, geographic feasibility, minimum participation thresholds, and Company discretion. If an in-person event becomes impracticable, the Company may provide a comparable private virtual alternative.

Curatorial Family Testament: A structured legacy onboarding session conducted by the Testament team to assist the investor in organizing and uploading family materials within the platform. Scope, format, and duration are determined solely by the Company and may be delivered virtually.

Founder's Edition Keepsake Box: A limited-edition commemorative keepsake assembled during the Company's founding year. May include a Founder's Letter and other symbolic elements at the Company's discretion. Personalization options may be offered subject to Company guidelines.

The 10% StartEngine Venture Club Bonus

Testament Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.50 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $150.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus may also receive priority in allocation if investment commitments exceed the Offering Maximum, subject to applicable law, platform requirements, and the Company's allocation procedures described herein. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time-based or investment-amount bonus share incentives (if any). Eligible investors will also receive the StartEngine Venture Club bonus and the Loyalty Bonus, which apply in addition to the highest applicable time-based or investment-amount

General Terms Applicable to All Non-Equity Incentives

In addition to the bonus share incentives described above, certain investors may be eligible to receive non-equity incentives on the amount of their investment. These non-equity incentives are not securities and do not provide any additional ownership or economic rights in the Company. All non-equity incentives are commemorative or experiential in nature and are offered solely as expressions of appreciation for participation in the offering.

All non-equity incentives are non-transferable unless otherwise stated and are subject to availability, scheduling, and Company discretion. The Company reserves the right to modify the design, materials, format, or delivery method of any perk described herein. If a particular incentive becomes impracticable, the Company may substitute an item or experience of comparable nature and value.

Any references to "lifetime" benefits refer to the lifetime of the applicable product offering, not the lifetime of the individual investor.

Incentives by Investment Amount

All investors will receive early access to the Company's beta product, subject to availability and applicable onboarding limitations. Beta access will be provided at the Company's discretion and may be limited by capacity or product readiness.

*In order to receive incentives from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from incentive will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All incentive occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share incentive due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share incentive because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Business Overview

Testament, Inc. is a subscription-based technology company developing a private digital platform that enables users to create, store, organize, and preserve their spiritual records over time. The platform is designed to provide a personal digital environment where individuals can privately capture and retain reflections and other materials related to their spiritual life.

The Company's software is designed to support long-term use by enabling users to maintain a durable personal archive of spiritual records rather than transient or publicly shared content. Testament is not designed as a social network, and user participation does not require public visibility or interaction with other users.

Testament, Inc was incorporated on February 20, 2025 under the Nevada Revised Statutes.

Our Products and Services

Testament's core product is a mobile-first application that allows users to privately capture and organize spiritual records, including written reflections, images, and voice recordings. These records are stored as long-term artifacts in a personal archive called a "Testament."

The platform uses artificial intelligence to help users organize entries, identify themes, and visualize relationships across their archive. These tools are designed to support user-directed reflection by enabling entries to be viewed through multiple organizational perspectives, such as chronological, thematic, or season-based groupings. Artificial intelligence features are intended to assist with organization and presentation and are not intended to replace personal interpretation, spiritual discernment, or theological judgment.

The platform also includes curated historical Christian texts and writings to provide historical and literary context that may help situate personal entries within the broader Christian tradition. Use of these materials is intended to preserve user autonomy over interpretation, belief, and meaning.

Captured entries are intended to accumulate into a private archive designed for long-term preservation. Users retain control over access permissions, retention, and any future sharing or transfer of their archive, including the ability to specify how it may be preserved, transferred, or shared.

The Company may, in the future, develop additional tools for churches, ministries, or other faith-based or mission-aligned organizations seeking digital infrastructure to support cultivation, documentation, and continuity within their communities. Any such institutional offerings are subject to future development and market conditions and are not required for individual use of the platform.

Intellectual Property

Testament's platform is built on a proprietary software stack designed to deliver core functionality within a multi-tenant environment. The Company has implemented integrated systems for identity and access management, content ingestion, retrieval, and presentation as part of a unified platform architecture.

Artificial intelligence capabilities are integrated into internal workflows to assist with the organization, contextualization, and presentation of user-generated materials. These capabilities are designed to support user-directed reflection and guidance and are not intended to replace personal interpretation, judgment, or pastoral or other authority.

The Company develops and operates the platform using defined software development, deployment, and release processes intended to support reliability as the platform evolves.

To the extent the platform incorporates scriptural texts or other historical religious materials, such materials are sourced from public-domain materials where available or otherwise used under applicable rights or permissions. The Company does not claim proprietary ownership over underlying religious texts; proprietary elements relate to the Company's software design, systems, and platform architecture.

Competitors and Industry

Testament operates within the broader market for faith-based digital products and related tools, including applications and platforms focused on prayer, devotional content, educational resources, media libraries, and church administration. Examples of products in this market include Hallow, Pray.com, Subsplash, RightNow Media, Logos, and various church management systems.

Many existing platforms emphasize guided experiences, instructional content, media libraries, or institutional operations. Testament is designed to address a different use case by focusing on private, user-generated spiritual records and long-term preservation rather than content distribution, public engagement, or social interaction.

The Company operates in a competitive and evolving market and may face competition from both established companies and new entrants offering alternative tools for spiritual engagement, digital archiving, journaling, or related functions.

Current Stage and Roadmap

Testament is developing its core mobile application and related features intended to support private capture, organization, and long-term preservation of user-generated spiritual records.

Future development efforts may include expanded organizational and presentation tools, additional archival and legacy-related features, and potential institutional offerings for organizations seeking aligned digital infrastructure. The Company may also explore additional formats or experiences that complement the core software platform; however, the platform is intended to remain software-first and app-centered. Any future features, partnerships, or expansion efforts are subject to development timelines, user adoption, and market conditions, and there is no assurance that such plans will be successfully implemented.

The Team

Officers and Directors

Name: Christian Alec Stephen

Christian Alec Stephen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO & Board Member
  Dates of Service: March, 2025 - Present
  Responsibilities: The Chief Executive Officer is responsible for setting the Company's strategic direction, overseeing operations and product execution, leading fundraising and investor relations, managing key partnerships, and ensuring disciplined execution, governance alignment, and regulatory compliance.

Other business experience in the past three years:

- Employer: Freelance Society Productions
  Title: Co-Founder, Creative Director
  Dates of Service: January, 2023 - March, 2025
  Responsibilities: Co-founded Freelance Society Productions, a media and storytelling outlet dedicated to giving a voice to underrepresented groups globally.Produced and directed award-winning documentaries such as Welcome to Aleppo and The Sun Ladies, which have been showcased at major film festivals including Sundance and Cannes.Led production teams in some of the world's most hostile environments, including Syria, Iraq, Afghanistan, and Somalia, to capture compelling and impactful stories.Developed innovative storytelling techniques, including the use of virtual reality (VR) to create immersive experiences within conflict zones.Managed all aspects of production, from conceptualization and shooting to editing and distribution, ensuring the delivery of high-quality content.

Name: Gregg Allyn Stewart

Gregg Allyn Stewart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Chief Operating Officer, Board Member
  Dates of Service: February, 2023 - Present
  Responsibilities: The Chief Operating Officer is responsible for overseeing day-to-day operations, implementing the Company's operating plans, managing internal processes and systems, coordinating cross-functional execution, and supporting compliance, risk management, and operational discipline. The COO works closely with the CEO and management team to ensure efficient execution of strategic initiatives, personnel coordination, and scalable operational infrastructure.

Other business experience in the past three years:

- Employer: Digital Catalytics LLC
  Title: Owner
  Dates of Service: October, 2016 - Present
  Responsibilities: Owner of an independent consulting services provider in the digital media and technology space.

Name: Carrie Mierkey

Carrie Mierkey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: March, 2025 - Present
  Responsibilities: The Chief Financial Officer is responsible for overseeing the Company's financial management, accounting and reporting processes, budgeting and cash management, internal controls, and financial compliance. The CFO supports capital formation activities, works with management to maintain appropriate financial oversight and discipline, and coordinates with external advisors, auditors, and service providers as needed.

Other business experience in the past three years:

- Employer: HOVAN Ventures LLC
  Title: Owner
  Dates of Service: December, 2023 - Present

Responsibilities: Assist and advise organizations on accounting, compliance, internal controls, financial reporting, etc.

Other business experience in the past three years:

- Employer: enCore Energy Corporation
  Title: Chief Financial Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: Led corporate finance, accounting, budgeting and forecasting, internal controls, audit and tax oversight and supported strategic initiatives including extensive M&A diligence.financial reporting, etc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

We are an early-stage, pre-revenue company with a limited operating history
Testament, Inc. was formed on February 20, 2025, and has a limited operating history upon which investors may evaluate its performance or prospects. The Company has not generated revenue to date and remains in the development stage. As a result, the Company's business model, product-market fit, and long-term viability have not yet been proven. Early-stage companies are inherently risky, and there is no assurance that the Company will be able to successfully develop, launch, or sustain its platform.

We are dependent on external financing and may need additional capital to continue operations
The Company does not currently generate revenue and relies on external equity financing to fund its operations. This offering is intended to provide operating capital for the Company's next phase of development and initial market entry. However, even if the Company raises a substantial portion of the maximum offering amount, it may require additional capital in the future to continue operations, expand functionality, or scale the business. There can be no assurance that additional financing will be available when needed or on terms favorable to the Company. If the Company is unable to raise additional capital, it may be required to reduce operations, delay development, or cease operations entirely.

Future equity financings will dilute existing shareholders
Any future equity financings are expected to dilute the ownership interests of existing shareholders, including investors in this offering. If the Company raises additional capital at valuations lower than the valuation used in this offering, investors may experience significant dilution. Even if future financings occur at higher valuations, ownership percentages will be reduced as new shares are issued.

The valuation of the Company is difficult to assess
The valuation used in this offering was determined by the Company and is not based on an established public market for its securities. Valuations of early-stage private companies are inherently uncertain and may not reflect the price at which securities could be sold in the future. Investors may risk overpaying for their investment, and there is no assurance that the Company's valuation will increase.

We may never complete, launch, or successfully operate an operational product
The Company's platform is still under development. It is possible that the Company may not be able to complete development, successfully launch, or maintain an operational platform. Technical challenges, design limitations, resource constraints, or strategic changes could delay or prevent product launch. Even if the platform is launched, there is no assurance that it will achieve meaningful user adoption or generate revenue.

Our platform relies on artificial intelligence, which presents technical, operational, and reputational risks
The Company incorporates artificial intelligence to assist with organizing, contextualizing, and presenting user-generated material. AI systems may produce errors, unintended outputs, or results that users perceive as inaccurate or inappropriate. Such issues could undermine user trust, reduce adoption, or require costly remediation. AI technologies are evolving rapidly, and changes in underlying models, third-party tools, or regulatory expectations could increase development costs or limit the Company's ability to deploy certain features.

We collect and store highly personal user-generated content, which increases privacy, security, and data stewardship risks
The Company's platform is designed to store personal and spiritually meaningful user-generated content, including written reflections, images, and voice recordings. Any failure to adequately protect this data, whether due to cyberattacks, system failures, employee error, or third-party service provider issues, could result in unauthorized access, data loss, or

reputational harm. In addition, the Company's emphasis on long-term preservation may increase storage, maintenance, and data migration costs over time. There is no assurance that the Company will be able to manage these obligations cost-effectively or without service disruption.

We rely on third-party infrastructure, platforms, and service providers
The Company depends on third-party vendors and platforms for critical aspects of its operations, including cloud infrastructure, mobile application distribution platforms, and software and AI-related services. Changes in pricing, availability, service terms, or policy enforcement by these providers could adversely affect the Company's operations, cost structure, or ability to distribute its product. The Company may have limited ability to quickly replace certain providers, which could result in delays, increased expenses, or service interruptions.

Our proprietary software and know-how may be difficult to protect
The Company's intellectual property primarily consists of proprietary software systems, workflows, internal architectures, and trade secrets rather than patents. There can be no assurance that these proprietary elements will not be independently developed, reverse-engineered, or otherwise replicated by competitors. Efforts to protect intellectual property may be costly and may not be effective, which could reduce the Company's competitive position.

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a

portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christian Stephen	2,500,000	Common Stock	45.5%
Gregg Stewart	2,500,100	Common Stock	45.5%

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, and Series Seed 1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,333,333 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 400,000,000 with a total of 5,495,100 outstanding.

Voting Rights

Each holder of common stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders.

Material Rights

Dividends: Subject to limitations under Nevada law and preferences applicable to preferred stock, holders of common stock are entitled to receive dividends ratably if and when dividends are declared by our Board of Directors.

Liquidation: In the event of liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in assets available after payment of all debts, obligations, and preferences on any outstanding preferred stock.

Other Rights: Holders of common stock have no preemptive, conversion, or redemption rights. All outstanding shares are fully paid and non-assessable.

Non-Voting Common Stock

The amount of security authorized is 100,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividend rights: Dividends will be paid on the Non-Voting Common Stock when, as, and if paid on the shares of Common Stock of the Corporation, on a pro rata basis and when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the absolute discretion of the Board.

Liquidation rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each holder of Non-Voting Common Stock will be entitled to receive, out of the assets of the Corporation available for distribution to stockholders, after payment of creditors and after satisfaction of any liquidation preferences of the Preferred Stock, an amount per share equal to the amount that would have been paid had such share of Non-Voting Common Stock been a share of Common Stock. If assets are insufficient to pay all holders in full, assets shall be distributed ratably among holders of Common Stock and Non-Voting Common Stock in proportion to the amounts they would otherwise be entitled to receive.

Preemptive rights: There are no preemptive or other rights to subscribe for or purchase any securities of the Corporation.

Conversion: The Non-Voting Common Stock is not convertible into shares of any other class or series of capital stock, except that each share shall automatically convert on a one-for-one (1:1) basis into one share of Common Stock upon the consummation of a firm commitment underwritten public offering of the Corporation's Common Stock or upon the listing of the Common Stock on a national securities exchange registered under Section 6 of the Securities Exchange Act of 1934.

Redemption: The Non-Voting Common Stock is not redeemable at the option of the holder or the Corporation.

Transfer restrictions: Transfers are subject to applicable law, including the transfer restrictions imposed pursuant to Regulation Crowdfunding. Following the expiration of any applicable Regulation Crowdfunding transfer restriction period, shares shall remain subject to such restrictions as may be imposed by the Corporation to ensure compliance with applicable securities laws, until such shares are converted into Common Stock.

There are no warrants, stock options reserved but unissued, or stock options issued associated with this security class.

Series Seed 1 Preferred Stock

The amount of security authorized is 100,000,000 with a total of 15,625,000 outstanding.

Voting Rights

There are no voting rights associated with Series Seed 1 Preferred Stock.

Material Rights

Voting Rights: Unless otherwise specified by law, the Articles of Incorporation, or the Investors' Rights Agreement, Preferred Stock carries no general voting rights. However, as long as 50% of the Preferred Stock remains outstanding, certain corporate actions require majority written consent or affirmative vote from Preferred Stock holders, including:

o liquidating, dissolving, or winding up the Company or effecting any deemed liquidation event;

o amending the Articles of Incorporation or Bylaws in a manner adverse to the Preferred Stock;

o creating or authorizing the creation of any debt security other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course;

o increasing or decreasing the authorized number of directors constituting the Board or change the number of votes entitled to be cast by any director or directors on any matter.

Dividend Rights: Holders of Preferred Stock participate ratably in dividends declared on

Common Stock on an as-converted basis. No cumulative dividends unless specifically declared.

Liquidation Preference: Series Seed 1 Preferred Stock carries a liquidation preference equal to 1.5× the original issue price ($0.0064/share). Thus, total liquidation preference as of July 31, 2025, is $150,000.

Protective Provisions: The Company may not take certain actions without the prior written consent of the holders of a majority of the outstanding Preferred Stock, as described above.

Right of First Offer: Following the Company's first qualified public offering (as defined), and for a period of 12 months thereafter, each Investor has a right of first offer to purchase its pro rata share of any new equity securities proposed to be issued by the Company, subject to certain customary exceptions.

Conversion Rights: Each share of Preferred Stock is convertible into common stock at any time at the option of the holder, initially on a one-for-one basis, subject to adjustment for stock splits, dividends, recapitalizations, and similar events. Notwithstanding the foregoing, the Preferred stock will automatically convert into common stock upon the closing of a firm commitment underwritten public offering resulting in aggregate gross proceeds to the Company of not less than $4,000,000 or upon the written consent of holders of 50% of the then outstanding Preferred Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Debt settlement / shares for services provided
  Date: July 24, 2025
  Offering exemption relied upon: 506(b)

- Name: Series Seed 1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 15,625,000
  Use of proceeds: Development
  Date: July 30, 2025
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $170,000.00
  Number of Securities Sold: 340,000
  Use of proceeds: Development
  Date: July 30, 2025
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $155,000.00
  Number of Securities Sold: 155,000
  Use of proceeds: Development
  Date: March 05, 2026
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on its current cash resources, the Company has limited operating runway without additional capital. As an early-stage company, Testament has not yet generated revenue and is dependent on external financing to fund ongoing operations.

This offering is intended to provide the operating capital necessary to support the Company's next phase of development, including completion of core platform functionality, initial product launch, and early go-to-market activities. If the Company successfully raises a substantial portion of the maximum offering amount, management expects the proceeds to support operations for a period of approximately 9 to 12 months, depending on execution pace and cost controls in the Company's operating plan.

The Company does not expect to generate material revenue prior to the completion of this development and launch phase. Even if this offering is successfully completed, the Company may require additional capital in the future to support continued operations, expansion, or scale. There can be no assurance that additional financing will be available on acceptable terms, or at all.

Foreseeable major expenses based on projections:

The Company's major expense categories over the next 12 months are expected to consist of the following, based on management's current operating plan and projections:

Product & Technology Development (31.5% of proceeds, approximately $1,625,000):

Expenditures in this category are expected to support completion of beta testing, continued development and refinement of core platform functionality, and implementation of additional user-facing features. Costs are anticipated to include expansion of the technical team, cloud infrastructure and hosting services, and ongoing maintenance, security, and performance optimization of the platform.

Content & Partnerships (22.0% of proceeds, approximately $1,100,000):

This category is expected to include costs associated with content licensing and acquisition, partnership development with faith-based creators and institutions, and expansion of internal resources dedicated to content curation and production. These efforts are intended to support the availability and quality of materials accessible through the platform.

Marketing & User Acquisition (20.0% of proceeds, approximately $1,000,000):

Projected expenses include digital marketing and user acquisition initiatives, community-building and engagement efforts, expansion of marketing personnel, and related program costs intended to support early adoption and awareness. This category also includes expenditures related to strategic go-to-market advisory services.

Operations & Compliance (18.0% of proceeds, approximately $900,000):

Operating and compliance-related expenses are expected to include legal, accounting, and audit services, insurance, general administrative costs, executive and staff compensation (currently approximately $30,000 per month for the executive team), professional services, technology subscriptions and tools, and continued investment in governance, internal controls, and compliance infrastructure in anticipation of future reporting and regulatory requirements.

StartEngine Fees (8.5% of proceeds, approximately $375,000):

This category includes fees payable to StartEngine in connection with hosting, administering, and processing the Regulation Crowdfunding offering, including platform access, transaction processing, investor onboarding, escrow administration, and related offering support services. These costs are incurred in connection with the execution and administration of the crowdfunding campaign and are not directly related to product development or ongoing operating activities.

The foregoing discussion of anticipated expenses and allocation of offering proceeds contains forward-looking statements based on management's current expectations, estimates, forecasts, and operating plans. These statements reflect management's present judgment as of the date of this Offering Statement and are subject to significant risks, uncertainties, and assumptions, many of which are beyond the Company's control.

Future operational challenges:

As an early-stage company developing a software-based platform, Testament anticipates several operational challenges as it advances product development and prepares for broader use.

Platform Development and Reliability.

The Company's primary operational challenge is continuing to develop and maintain a reliable, mobile-first platform that supports private capture, long-term storage, and AI-assisted organization of user-generated spiritual records. As features evolve, the Company must ensure that new functionality integrates effectively into existing systems without degrading performance or user experience.

AI Implementation and Product Integrity.

The platform incorporates artificial intelligence to assist with organizing, contextualizing, and presenting user-generated material. Ensuring that these systems operate consistently, transparently, and in alignment with the Company's non-authoritative, user-directed design principles will require ongoing engineering effort, evaluation, and iteration.

Privacy, Data Stewardship, and User Trust.

Because the platform is designed to hold highly personal and spiritually meaningful content, the Company must maintain robust practices related to data protection, access controls, and user-directed privacy settings. Any failure to meet user expectations or regulatory requirements in this area could negatively affect adoption and reputation.

Talent Acquisition and Retention.

As a pre-revenue company, Testament competes for engineering, product, and operational talent with larger and better-capitalized organizations. Attracting and retaining qualified personnel while managing limited financial resources represents an ongoing operational challenge.

Compliance and Evolving Regulatory Expectations.

Operating a platform that incorporates AI and user-generated content requires attention to evolving legal and regulatory frameworks related to data privacy, responsible technology use, and digital platforms. Adapting to these requirements may increase compliance costs or constrain product development.

Future challenges related to capital resources:

As an early-stage, pre-revenue company, Testament faces several challenges related to capital resources.

Dependence on Equity Financing.

The Company does not currently generate revenue and relies on external equity financing to fund operations. This offering is intended to provide operating capital for the Company's next phase of development and initial market entry; however, additional financing may be required in the future.

Uncertainty of Future Capital Availability.

There can be no assurance that additional financing will be available when needed or on terms favorable to the Company. Market conditions, investor sentiment, and the Company's execution progress may affect its ability to raise future capital.

Dilution Risk.

Any future equity financings are expected to dilute existing shareholders, including investors in this offering. If the Company is unable to achieve key operational milestones, future financing may occur at valuations that result in greater dilution.

Capital Allocation Flexibility.

While the Company has outlined intended uses of proceeds, actual capital needs may evolve as development progresses. Unanticipated expenses or strategic adjustments could require reallocating resources or seeking additional capital sooner than expected.

Future milestones and events:

Several milestones and events are expected to materially influence the Company's development and financial condition.

Completion of Core Platform Development and Initial Availability.

Advancing the platform to a stable, user-ready state and making it available to initial users represents a key milestone. This phase is expected to provide early feedback and inform subsequent product refinement.

Early User Adoption and Engagement.

Demonstrating that users can meaningfully engage with the platform over time will be important for validating the Company's product direction and informing future development and monetization decisions.

Ongoing Refinement of AI-Assisted Features.

Improving the usability, reliability, and accuracy of AI-assisted organization and presentation features will be central to the platform's evolution while remaining aligned with the Company's non-authoritative design principles.

Potential Institutional Pilots or Partnerships.

The Company may explore limited pilot programs or partnerships with mission-aligned organizations seeking digital infrastructure for internal documentation or continuity. Any such efforts are expected to be incremental and subject to development progress and available resources.

Future Financing Activities.

Additional financing may be required to support continued operations, expansion, or scaling beyond the initial development and launch phase. The timing and terms of any future financing will depend on market conditions and Company performance.

Regulatory and Legal Developments.

Changes in laws or regulations related to data privacy, artificial intelligence, or digital platforms could increase compliance costs or require modifications to product design and operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2026, the Company has capital resources available in the form of $30,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support product development, content acquisition, marketing and user acquisition, team expansion, and strengthening our compliance infrastructure as we prepare to launch our AI-driven and immersive faith engagement platform.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes. The funds from this crowdfunding campaign are necessary to the viability of the Company. Testament is an early-stage, pre-revenue company and currently relies on external equity financing to fund ongoing operations and complete its next phase of development.

As of the date of this offering, the Company has limited cash resources. If the Company raises the maximum offering amount of $4,999,999.50, substantially all of the Company's available capital will be comprised of funds raised through this crowdfunding campaign. These proceeds are expected to fund core platform development, content acquisition, marketing and user acquisition efforts, team and infrastructure costs, and ongoing compliance and governance requirements.

Absent the proceeds from this offering, the Company would not have sufficient capital to continue executing its operating plan and would likely be required to materially reduce operations, delay development activities, or seek alternative financing, none of which can be assured on acceptable terms or within the required timeframe.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $19,999.50, we anticipate the Company will be able to operate for less than one month. This minimal amount would not be sufficient to support ongoing operations. This is based on our historical monthly burn rate of approximately $100,000 for expenses related to technology development ($33,000), staff costs ($34,000), professional services ($25,000), and general administrative costs ($8,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $4,999,999.50, we anticipate the Company will be able to operate for approximately 9 to 12 months. This is based on a projected monthly burn rate of approximately $250,000 to $300,000 for expenses related to product and technology development (32.5%), content and partnerships (22%), marketing and user acquisition (20%), compliance, legal, and operations (18.0%) and StartEngine fees (8.5%).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential strategic partnerships with faith-based institutions, follow-on equity financing from venture capital firms focused on faith-tech or consumer technology, and potential grant funding from foundations supporting digital innovation in religious engagement. We anticipate needing additional capital beyond this offering to fully execute our business plan and achieve profitability.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Hovan Ventures, LLC
  Names of 20% owners: Carrie Mierkey
  Relationship to Company: Carrie is the Company's Chief Financial Officer
  Nature / amount of interest in the transaction: $81,813
  Material Terms: During the period ended July 31, 2025, the Company incurred accounting consulting fees of $81,813 in accordance with an agreement approved by the board with Hovan Ventures, LLC, a company owned and operated by the Company's Chief Financial Officer. Management believes terms were no less favorable than those available from unaffiliated parties.

- Name of Person: Officers and Board
  Relationship to Company: Officers and Board
  Nature / amount of interest in the transaction: $92,304
  Material Terms: Accrued compensation

- Name of Person: Officers and Board
  Relationship to Company: Officers and Board
  Nature / amount of interest in the transaction: $1,408
  Material Terms: Expense reimbursements

- Name of Entity: Hovan Ventures, LLC
  Names of 20% owners: Carrie Mierkey
  Relationship to Company: Carrie is the Company's Chief Financial Officer
  Nature / amount of interest in the transaction: $22,125
  Material Terms: Consulting services

Valuation

Pre-Money Valuation: $31,680,150.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation was calculated on a fully diluted basis and includes our outstanding Series Seed 1 Preferred Stock on an as-converted basis (each share convertible 1:1 into common stock, subject to adjustment). As of the date of this Offering Statement, we do not have any outstanding warrants or stock options, and we have not adopted a formal equity incentive plan reserving shares for issuance, unless otherwise disclosed in this Offering Statement.

In addition, the issuance of bonus shares in connection with this offering will increase the total number of shares outstanding beyond the base number of shares sold for cash consideration. As a result, investors who do not receive bonus shares, or who receive fewer bonus shares than other investors, may experience additional dilution relative to investors who receive a greater number of bonus shares.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Product & Technology Development
  31.5%
  Funds will support completion of beta-testing for core technologies, implementation of additional user-facing platform features, expansion of technical team members including engineers and developers, and infrastructure costs related to platform scaling and performance optimization.

- Content & Partnerships
  22.0%
  Resources allocated to securing content licensing agreements with faith-based creators and institutions, partnership development initiatives, content acquisition costs, and creative team expansion to support content strategy and

curation efforts.

- Marketing & User Acquisition
  20.0%
  Investment in targeted digital marketing campaigns focused on Gen Z audiences, community-building initiatives to drive user growth, marketing team expansion, and user engagement programs to support platform adoption and retention.

- Operations & Compliance
  18.0%
  Includes legal, accounting, and audit services, insurance, general administrative costs, executive and staff compensation (currently approximately $30,000 per month for the executive team), professional services, technology subscriptions and tools, and continued investment in governance, internal controls, and compliance infrastructure in anticipation of future reporting and regulatory requirements.

If we raise the over allotment amount of $4,999,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Product & Technology Development
  31.5%
  Funds will support completion of beta-testing for core technologies, implementation of additional user-facing platform features, expansion of technical team members including engineers and developers, and infrastructure costs related to platform scaling and performance optimization.

- Content & Partnership
  22.0%
  Resources allocated to securing content licensing agreements with faith-based creators and institutions, partnership development initiatives, content acquisition costs, and creative team expansion to support content strategy and curation efforts.

- Marketing & User Acquisition
  20.0%
  Investment in targeted digital marketing campaigns focused on Gen Z audiences, community-building initiatives to drive user growth, marketing team expansion, and user engagement programs to support platform adoption and retention.

- Operations & Compliance
  18.0%
  Includes legal, accounting, and audit services, insurance, general administrative costs, executive and staff compensation (currently approximately $30,000 per month for the executive team), professional services, technology subscriptions and tools, and continued investment in governance, internal controls, and compliance infrastructure in anticipation of future reporting and regulatory requirements.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than November 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://testamentmedia.com/ (https://testamentmedia.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300)

holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/testament

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Testament Inc.

[See attached]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Testament, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Testament, Inc. (the "Company"), as of July 31, 2025, and the related statement of operations, stockholders' deficiency, and cash flows for the period from February 20, 2025 to July 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Testament, Inc. as of July 31, 2025, and the results of its operations and its cash flows for the period from February 20, 2025, to July 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, the Company has incurred losses from operations and a negative stockholders' deficiency which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada   Chartered Professional Accountants

August 29, 2025

TESTAMENT INC
BALANCE SHEET

		As of July 31, 2025
ASSETS		
Current assets		
Cash	$	48,839
Total current assets		48,839
Total assets	$	48,839
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current liabilities		
Accounts payable	$	164,414
Due to related parties		23,533
Accrued liabilities		156,221
Total current liabilities		344,168
Total liabilities	$	344,168
Stockholders' deficiency		
Preferred stock		15,625
Common stock, $0.001 par value, unlimited shares authorized; 5,340,100 shares issued and outstanding		-
Additional paid-in capital		250,500
Accumulated deficit		(561,454)
Total stockholders' deficiency	$	(295,329)
Total liabilities and stockholders' deficiency	$	48,839

The accompanying notes are an integral part of the financial statements.

TESTAMENT INC
STATEMENT OF OPERATIONS

		For the period from February 20, 2025 (inception) to July 31, 2025
		2025
Revenues	$	-
Cost of revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		354,123
Marketing		6,500
Technology expenses		200,831
Total operating expenses		561,454
Loss from operations		(561,454)
Net loss and comprehensive loss	$	(561,454)
Basic and diluted weighted average shares outstanding		249,112
Basic and diluted net loss per share	$	(2.25)

The accompanying notes are an integral part of the financial statements.

TESTAMENT INC
STATEMENT OF STOCKHOLDERS' DEFICIENCY

	Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance at February 20, 2025 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Shares issued at incorporation	100	-	-	-	0	-	0
Shares issued for debt settlement (Note 4)	5,000,000	-	-	-	10,000	-	10,000
July 30, 2025 Private placement	-	-	15,625,000	100,000	-	-	100,000
July 31, 2025 Private placement	340,000	-	-	-	170,000	-	170,000
Share issuance costs	-	-	-	-	(13,875)	-	(13,875)
Net loss	-	-	-	-	-	(561,454)	(561,454)
Balance at July 31, 2025	**5,340,100**	**$ -**	**15,625,000**	**$ 100,000**	**$ 166,125**	**$ (561,454)**	**$ (295,329)**

The accompanying notes are an integral part of the financial statements.

TESTAMENT INC
STATEMENT OF CASH FLOWS

		For the period from February 20, 2025 (inception) to July 31, 2025
		2025
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (561,454)
Adjustments to reconcile net loss to net cash used in operating actitivies		
Non-cash settlement of debt	(Note 4)	10,000
Changes in operating assets and liabilities:		
Accounts payable		187,947
Accrued and other liabilities		156,221
Net cash used in operating activities		(207,286)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from the issuance of common stock		161,125
Net proceeds from the issuance of preferred shares		95,000
Net cash provided by financing activities		256,125
NET INCREASE IN CASH		48,839
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period		$ 48,839

Supplemental schedule of noncash activities		
Common stock issued to settle debt	(Note 4)	$ 10,000
Total non-cash activities		$ 10,000

The accompanying notes are an integral part of the financial statements.

TESTAMENT INC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE AND DESCRIPTION OF BUSINESS

Testament, Inc ("Testament:", "the Company", "we", "us" or "our") was incorporated on February 20, 2025 under the Nevada Revised Statutes. Testament is a development-stage company focused on developing a subscription-based technology company at the forefront of digital transformation in faith engagement. Our mission is to redefine spiritual exploration and connection through advanced artificial intelligence ("AI") mentorship, immersive virtual reality ("VR") experiences, and enterprise-grade digital solutions tailored for faith-based institutions.

The Company is currently pre-operational and has not commenced revenue-generating activities. Since inception, our efforts have centered on strategic planning, capital formation, research and development, and establishing the foundational infrastructure required to support future platform deployment and commercialization.

Going Concern

Testament's evaluation of its ability to continue as a going concern requires it to evaluate its future sources and uses of cash sufficient to fund its currently expected operations in conducting business activities one year from the date of these statements. The Company has evaluated the probability associated with each source and use of cash resources in making its going concern determination.

The Company has incurred operating losses since inception and expects to incur further losses as it develops its technology. As of July 31, 2025, the Company had a net loss of $561,454 and negative equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date of these statements. Management plans to raise additional capital to fund operations; however, there can be no assurance that such funding will be available.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on historical experience and various other assumptions that management believes to be reasonable under the circumstances, including the potential future effects of macroeconomic trends and events, such as inflation and interest rate levels; supply chain disruptions; uncertainty from potential recessionary effects; climate-related matters; market, industry and regulatory factors, including permitting issues; global events, such as the ongoing military conflicts in Ukraine and Palestine; and public health matters. These estimates form the basis for making judgments about the Company's operating results and the carrying values of assets and liabilities that are not readily apparent from other sources. While management believes that such estimates are reasonable when considered in conjunction with the Company's financial position and results of operations taken as a whole, actual results could differ materially from these estimates.

Cash

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash includes amounts held in checking and savings accounts and may include money market funds that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

The Company maintains its cash balances in financial institutions that are insured by the Federal Deposit Insurance Corporation up to applicable limits. At times, such balances may exceed federally insured limits. The

Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on its cash balances.

Fair Value Measurement

The Company follows the guidance of Accounting Standard Codification ("ASC") 820, Fair Value Measurement, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified based on the hierarchy outlined in ASC 820, which prioritizes the inputs used in valuation techniques into three levels:

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;
- Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, quoted prices or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
- Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company's financial instruments as of July 31, 2025 included cash, accounts payable, and related party payables measured at amortized costs. The stated amounts of cash, related party payables and accounts payable represent fair value due to the short-term nature of the instruments.
As of July 31, 2025, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis that fall within Level 2 or Level 3 of the fair value hierarchy.

Technology expenses (Software Development)

The Company accounts for software development costs in accordance with ASC 350-40, Internal-Use Software. In accordance with ASC 350-40, costs incurred during the preliminary project stage and the post-implementation stage are expensed as incurred, while costs incurred during the application development stage that meet the criteria for capitalization are capitalized and amortized over the estimated useful life of the software beginning when the software is ready for its intended use. As of July 31, 2025, the Company was in the preliminary project stage of software development. Accordingly, all software development costs incurred to date have been expensed.

During the period ended July 31, 2025, the Company incurred approximately $160,831 in software development costs related to research and development of a proof of concept, vendor demonstrations, technology assessments, and initial project planning. These costs were recorded as software development expense in the accompanying statement of operations. No costs have yet met the criteria for capitalization, and no amortization has been recognized as of July 31, 2025.

Share-Based Compensation

The Company accounts for shares issued in exchange for services in accordance with ASC 718, Stock Compensation. Shares issued to employees are measured at their grant-date fair value and recognized as compensation expense over the requisite service period. For services provided by non-employees, the Company measures the fair value of the services received or the fair value of the shares issued, whichever is more reliably measurable on the date the services are rendered.

Revenue Recognition

The Company has adopted ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.
The Company follows a five-step model to recognize revenue:

1. Identify the contract with a customer
2. Identify the performance obligations

3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) performance obligations are satisfied

As of July 31, 2025, the Company has not generated any revenue. The Company will recognize revenue in future periods once it has entered into contracts with customers and begun to satisfy its performance obligations.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect at the year-end in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period of the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Loss Per Share

The Company computes basic and diluted net loss per share in accordance with ASC 260, Earnings per Share. The Company's Series Seed 1 Preferred Stock (each a "Preferred Stock") are participating securities because they are entitled to share in dividends with common stock on an as-converted basis when, as and if dividends are declared. Under ASC 260 (two-class method), undistributed earnings would be allocated between common stock and participating securities based on their respective participation rights.

For the periods presented, the Company incurred a net loss and no dividends were declared. In accordance with ASC 260 (two-class method and anti-dilution guidance), undistributed losses are not allocated to participating securities, and diluted net loss per share equals basic net loss per share because all potential common shares are anti-dilutive in a loss period.

Basic and diluted net loss per share are computed as follows:

- Basic: net loss attributable to common stockholders divided by the weighted-average common shares outstanding.
- Diluted: equals basic in loss periods because the inclusion of potential common shares would be anti-dilutive (ASC 260).

Potentially dilutive securities excluded from diluted net loss per share consisted of the following as of the periods presented:

- 15,625,000 shares of common stock issuable upon conversion of Series Seed 1 Preferred Stock

Related Parties

The Company identifies and discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include officers, directors, significant shareholders, and entities under common control or significant influence.

The Company evaluates relationships and transactions to determine if they meet the criteria for disclosure under U.S. GAAP. Transactions with related parties are disclosed in the financial statements if they are material and not conducted at arm's length.

All related party transactions are reviewed and approved by the Company's management or board of directors to ensure they are conducted on terms no less favorable to the Company than those that would be obtained from independent third parties.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments are intended to enhance the transparency and decision-usefulness of income tax disclosures by requiring more detailed information about income taxes paid and disaggregation of the effective tax rate reconciliation.

The standard is effective for the Company for fiscal years beginning after December 15, 2025, with early adoption permitted. The amendments should be applied on a prospective basis, although retrospective application is allowed.

The Company is currently evaluating the impact of adopting ASU 2023-09 on its financial statement disclosures. While the ASU is expected to expand the required footnote disclosures related to income taxes, the Company does not expect the adoption to have a material impact on its financial position, results of operations, or cash flows.

NOTE 3 – SHAREHOLDER'S EQUITY

Shares Authorized

In accordance with the Company's Articles of Incorporation, the Company is authorized to issue 500,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock and 100,000,000 shares of preferred stock, each with a par value of $0.001 per share.

The Board of Directors of the Company (the "Board") has the authority, without stockholder approval, to issue one or more new series of preferred stock, and to fix the voting powers, designations, preferences, limitations, and relative rights of such series, as permitted by law.

Common Stock

- *Voting Rights*

  Each holder of common stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders.

- *Dividends*

  Holders are entitled to receive dividends, if any, as may be declared by the Board from legally available funds, subject to the rights of preferred stock. No dividends were declared for the period ended July 31, 2025.

- *Liquidation Rights*
  In the event of any liquidation, dissolution, or winding up of the Company, after payment or provision for payment of all debts and liabilities and after satisfaction of any liquidation preferences of preferred stock, holders of common stock are entitled to share ratably in the remaining assets legally available for distribution.

Series Seed 1 Preferred Stock

On July 30, 2025, the Company issued 15,625,000 shares of Preferred Stock at an issue price of $0.0064 per share, for total gross proceeds of $100,000. The Preferred Stock was issued pursuant to subscription agreements and is subject to the rights, preferences, and privileges described in the Company's Articles of Incorporation and in certain Investors' Rights Agreements dated July 30, 2025.

- *Voting Rights*
  Unless otherwise specified by law, the Articles of Incorporation, or the Investors' Rights Agreement, Preferred Stock carries no general voting rights. However, as long as 50% of the Preferred Stock remains outstanding, certain corporate actions require majority written consent or affirmative vote from Preferred Stock holders, including:

    - liquidating, dissolving, or winding up the Company or effecting any deemed liquidation event;
    - amending the Articles of Incorporation or Bylaws in a manner adverse to the Preferred Stock;

- creating or authorizing the creation of any debt security other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course;
  - increasing or decreasing the authorized number of directors constituting the Board or change the number of votes entitled to be cast by any director or directors on any matter.

- *Dividends*

  When, as and if dividends are declared on common stock, holders of Preferred Stock are entitled to participate on an as-converted basis; no cumulative dividends accrue unless otherwise declared.

- *Conversion Rights*

  Each share of Preferred Stock is convertible into common stock at any time at the option of the holder, initially on a one-for-one basis, subject to adjustment for stock splits, dividends, recapitalizations, and similar events. Notwithstanding the foregoing, the Preferred stock will automatically convert into common stock upon the closing of a firm commitment underwritten public offering resulting in aggregate gross proceeds to the Company of not less than $4,000,000 or upon the written consent of holders of 50% of the then outstanding Preferred Stock.

- *Protective Provisions*

  The Company may not take certain actions without the prior written consent of the holders of a majority of the outstanding Preferred Stock, as described above.

- *Right of First Offer*

  Following the Company's first qualified public offering (as defined), and for a period of 12 months thereafter, each Investor has a right of first offer to purchase its pro rata share of any new equity securities proposed to be issued by the Company, subject to certain customary exceptions.

- *Liquidation Preference*

  As of July 31, 2025, the aggregate liquidation preference of the Preferred Stock was $150,000 (1.5× the $0.0064 original issue price multiplied by 15,625,000 shares), plus any declared but unpaid dividends (none). The Preferred Stock does not accrue cumulative dividends.

- *Classification*

  Management evaluated the provisions of ASC 480-10 and determined that the Preferred Stock is not mandatorily redeemable and does not embody an unconditional obligation to deliver cash or other assets. Accordingly, the Preferred Stock is classified as permanent equity in the balance sheet.

Shares Issued

During the period ended July 31, 2025, the Company:

- Issued 100 shares of common stock with a par value of $0.001, for total fair value of $0.10, in connection with the original incorporation of the Company.
- Issued 5,000,000 shares of common stock with a fair value of $0.002 per share, for total fair value of $10,000 to its founders in exchange for operational leadership services rendered in February 2025 (Note 4).
- Authorized the creation of the Preferred Stock with certain dividend, liquidation preference, voting rights, protective provisions, and conversion rights in accordance with the Company's articles of incorporation and a certificate of amendment to designation dated July 30, 2025. See "*Series Seed 1 Preferred Stock*" above for more information.
- Issued 15,625,000 Preferred Stock through a private placement at a price of $0.0064 per share, for gross proceeds of $100,000.
- Issued 340,000 shares of common stock through a private placement at a price of $0.50 per share, for gross proceeds of $170,000.

Shares Authorized but Unissued

As of July 31, 2025, we had 479,034,900 shares authorized but unissued, of which 84,375,000 are preferred.

NOTE 4 – SHARE BASED COMPENSATION

During the period ended July 31, 2025, the Company issued 2,500,000 shares of common stock to each of the Company's CEO, and COO, in exchange for operational leadership services rendered in February of 2025. These shares were issued at a per-share value of $0.002, resulting in total compensation expense of $5,000 for each executive. The fair value of services was measured using the salary-equivalents method, which aligns with ASC 505-50 and ASC 718-10 guidance for equity instruments issued in exchange for services. No additional compensation cost is expected to be recognized in future periods with respect to these issuances.

	Shares	Share Value
Common Stock	5,000,000	$ 10,000
Total share issuance	**5,000,000**	**$ 10,000**

NOTE 5 – ACCRUED EXPENSES

Accrued expenses consist of the following as of the following dates:

	As of July 31, 2025
Accrued employee compensation	$ 92,304
Accrued audit fees	50,000
Accrued other expenses	13,917
Total Accrued Expenses	**$ 156,221**

NOTE 6 – GENERAL AND ADMINISTRATIVE

General and administrative costs consisted of the following expenses during the period:

	As of July 31 2025
Staff costs	$ 188,906
Audit & accounting services	131,813
Legal	29,850
Other	3,554
Total general and administrative expense	**$ 354,123**

NOTE 7 – RELATED PARTY TRANSACTIONS

Related parties include key management of the Company and any entities controlled by these individuals or their direct family members. Key management personnel consist of Directors and officers of the Company. The amounts paid to key management or entities providing similar services are as follows:

		As of July 31, 2025
Consulting	$	81,813
Staff costs		170,667
Total related parties expenses	**$**	**252,480**

During the period ended July 31, 2025, the Company incurred accounting consulting fees of $81,813 in accordance with an agreement approved by the board with Hovan Ventures, LLC, a company owned and operated by the Company's Chief Financial Officer. Management believes terms were no less favorable than those available from unaffiliated parties.

As of July 31, 2025, the following amounts were owing to related parties:

			As of July 31, 2025
Officers and Board	Accrued compensation	$	92,304
Officers and Board	Expense reimbursements		1,408
Hovan Ventures, LLC	Consulting services		22,125
	Total due to related parties	**$**	**115,837**

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims, legal proceedings, and regulatory reviews that arise in the ordinary course of business. Management evaluates each contingent matter separately and establishes any required accruals for those contingencies that are probable and can be reasonably estimated in accordance with ASC 450, Contingencies.

As of July 31, 2025, the Company is not a party to any material legal proceedings and has no material commitments, guarantees, or contingent liabilities that are required to be recorded or disclosed.

NOTE 9 – INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740 which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities, using enacted tax rates expected to be in effect for the year in which the differences are expected to reverse.

For the period ended July 31, 2025, the Company incurred a pre-tax book loss of $561,454 and generated temporary differences totaling $142,304 related to accrued compensation and audit fees. As a result, the Company recognized a deferred tax asset of $117,905, which was fully offset by a valuation allowance due to the Company's pre-revenue status, history of operating losses, and uncertainty regarding future taxable income.

Deferred tax assets are comprised of the following:

		2025
Net operating loss carryforward	$	88,022
Accrued compensation		19,384
Accrued audit fees		10,500
Total deferred tax assets		117,905
Less: valuation allowance		(117,905)
Net deferred tax assets	**$**	**-**

The reconciliation between the statutory U.S. federal income tax rate and the Company's effective income tax rate for the years ended July 31, 2025 is as follows:

	2025
Statutory federal income tax rate	21.00%
State taxes, net of federal benefit	0.00%
Permanent differences	0.00%
Change in valuation allowance	-21.00%
Effective income tax rate	**0.00%**

As of July 31, 2025, the Company had approximately $419,150 of net operating loss carryforwards for federal income tax purposes, which may be carried forward indefinitely and used to offset future taxable income, subject to limitations under Section 382 of the Internal Revenue Code. The Company has not recorded any uncertain tax positions or accrued interest or penalties related to income taxes. All tax years remain open to examination by federal and state authorities.

The Company files U.S. federal and applicable state income tax returns. The Company has no unrecognized tax benefits as of July 31, 2025 and does not expect any material changes in unrecognized tax benefits during the next twelve months.

NOTE 10 – SUBSEQUENT EVENTS

Management evaluated events occurring subsequent to July 31, 2025 through August 27, 2025 and, other than as noted below, determined that no material recognizable subsequent events occurred.

On August 6, 2025, the Company received cash proceeds of $30,000 pursuant to a subscription agreement for the purchase of 30,000 shares of common stock at $1.00 per share. As of the date the financial statements were issued, the related shares had not yet been formally issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Testament

A Secure, Intelligent Home for Faith and Legacy

Testament is an early-stage technology company establishing a new category in digital spiritual life. We are building an AI-powered platform designed to help individuals and families capture, organize, and preserve the moments that define their faith and identity. Currently in development, our platform moves beyond temporary social media to provide a secure, private space for intentional spiritual formation and the creation of a compounding digital archive that spans generations.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


A Digital Home for Faith and Legacy.

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.50 Per Share

MIN INVEST	VALUATION
$499.50	$31.68M

REASONS TO INVEST

- **Large, underserved market with deep emotional engagement:** Faith-driven communities represent an estimated $437B U.S. market with over $1.2T in annual buying power. While faith-based apps and media platforms are widely used, few are designed to support the long-term organization and preservation of an individual's spiritual life. Testament is being developed to address this structural gap. By focusing on deeply personal and enduring priorities—meaning, belief, and legacy—we believe the platform can support sustained engagement and retention over time.

- **Differentiated product built for long-term value:** Testament is designed as a foundational layer centered on active reflection, personal capture, and intergenerational continuity. Rather than prioritizing content consumption or engagement metrics, the platform is structured to organize a user's spiritual journey over time, with each contribution intended to add continuity, ownership, and depth. As users contribute more, the archive is designed to grow in context and personal significance.

- **Founder-led vision with credible domain experience:** Founder and CEO Christian Stephen brings experience spanning faith-based media, ethical storytelling, and global journalism. He is supported by advisors and team members with backgrounds in technology, operations, and faith communities. In a category where trust, values alignment, and long-term stewardship are central, leadership credibility is essential.

TEAM



Christian Stephen • Founder, CEO & Board Member

Christian Stephen is an award-winning journalist and filmmaker whose career in conflict reporting and immersive storytelling now fuels his leadership as CEO of Testament. Raised in faith-based media as the son of GOD TV's founders, he brings a rare blend of creative vision and operational experience across global production, broadcasting, and mission-driven media.
Reporting from war zones including Aleppo, Mosul, and Baghdad's Red Zone, Christian developed deep resilience, crisis leadership, and a global perspective. His work has appeared in over 200 major outlets, and he made history with Welcome to Aleppo, the first VR film shot inside an active war zone, earning a Livingston Award nomination. His film The Sun Ladies premiered at Sundance and Cannes and won the 2019 Lumiere Award.

With proven leadership under pressure and a track record of breakthrough storytelling, Christian brings the credibility, vision, and execution needed to lead Testament at the intersection of faith, technology, and culture.

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Gregg Stewart • Co-founder, Chief Operating Officer, Board Member

A transformation strategist with 20+ years of experience across global media, marketing, and tech. At AOL, he helped spearhead growth, pioneering the first large-scale consumer e-commerce system and overseeing multi-billion-dollar dot-com acquisitions. He has led digital transformations for the National Geographic Society, the Corporation for Public Broadcasting, the Telegraph Media Group, and more. Stewart also advises boards and startups, holding a Computer Engineering degree from Iowa State University.
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Carrie Mierkey • Chief Financial Officer

A seasoned CPA with 15+ years in financial strategy and transformation across energy, industrial, and government sectors. She helped enCore Energy Corp. achieve NYSE listing, led multiple M&A initiatives, and built high-performing finance teams. Through HOVAN Ventures, she advises on public reporting, internal controls, and strategic growth. Mierkey holds a BS in Accounting from Colorado State and completed Harvard Business School's Strategic CFO program.
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Dan Woodrow • Strategy & Partnerships

Brings over 20 years of leadership across media, mission, and innovation, with deep expertise in faith-based communication, donor engagement, and global distribution. He has led international broadcast, brand, and fundraising initiatives across diverse cultural and denominational contexts. At Testament, Dan leads strategy and partnerships, helping build a trusted platform designed for scale, long-term relevance, and generational impact.
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Petros Papahadjopoulos • Creative, Product & Brand

An award-winning creative director and brand strategist with 15+ years of experience shaping brands across technology, media, luxury, and wellness. He specializes in translating complex ideas into emotionally resonant products and stories. At Testament, Petros leads product and brand strategy, shaping how the platform looks, feels, and communicates. Based in Los Angeles, he sees Testament as an opportunity to build something enduring for spiritual depth and cultural relevance.
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Lilly Kam • Product & Technology

Brings more than 15 years of experience at the intersection of product development, artificial intelligence, and social innovation. She has led cross-functional teams building AI-enabled technology platforms and initiatives that translate complex ideas into accessible products, with work spanning consumer technology, civic innovation, and global STEM education.
At Testament, Lilly leads product and technology strategy, helping shape the platform's architecture, AI capabilities, product roadmap, and long-term technical direction. She sees Testament as an opportunity to build technology that supports reflection, formation, and meaning in a digital age.

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THE PITCH

Built for Faith That Lasts

Modern technology has optimized for speed, noise, and consumption—but not for reflection, formation, or legacy. Testament is building a private, AI-powered platform designed to help people **actively cultivate their faith in real time and secure their spiritual journey and wisdom for future generations**. Testament sits at the intersection of faith engagement and subscription-based identity infrastructure. We are moving beyond the single-use application to build a digital home where a life's journey becomes **an asset whose value compounds over time.**


TESTAMENT
AI Powered
Living Archive
Personalized
Faith Experience
Seamless
Capture & Sharing
Generational
Legacy Building
Scriptural
Context Engine
Faith + Technology,
Reimagined.

The above is a computer generated rendering. The Testament app is currently under development.

Testament allows users to capture prayers, reflections, sermons, voice notes, images, and meaningful moments in one centralized, private evolving archive called a "Living Testament." Rather than focusing on social performance or endless content feeds, the product is designed around depth, continuity, and long-term spiritual growth.

Led by an experienced faith-media founder and supported by a multidisciplinary advisory network, Testament is building foundational infrastructure for belief in the digital age. We believe the demand for ethical, purpose-driven technology continues to grow, and that now is the moment to invest in tools designed not just for engagement, but for meaning, trust and legacy.


Your Journey. Your Testament.
Turning daily moments into a living, evolving
and intergenerational story of faith.
Your story
begins here
Continue

THE PROBLEM & OUR SOLUTION

Faith Deserves Better Tools

Spiritual life today is fragmented and fleeting. Prayers are forgotten, sermons are consumed but not integrated, reflections live across scattered notes and apps, and families lack a structured way to preserve spiritual wisdom across generations. While technology excels at capturing attention, it has largely failed to support formation, legacy, and meaning.



Modern technology has optimized for speed, noise, and consumption
Not for personalized growth, long-term preservation, or generational legacy.

Testament's solution is a centralized, private platform designed to support intentional spiritual practice. Users can capture thoughts and experiences through voice, text, or images, organizing them into a living, evolving archive. Over time, this archive becomes a personal and family record of belief designed to be revisited, reflected upon, and shared across generations.



The Confessions
Dad's Prayer • Oct 12, 1994
For Sarah
Morning Prayer
Continue 40 Day Gratitude
Meet Your Faith's Dashboard
Testament acts as a central hub to organize your personal journey of formation.
Capture What Matters
Turn fleeting thoughts and prayers into a lasting record.
See Your Story
Over time, your Testament reveals the narrative of your spiritual walk.
Create an Inheritance
A powerful inheritance holding your voice, archive and story for generations.

The above is a computer generated rendering. The Testament app is currently under development.

By prioritizing privacy, depth, and long-term value, Testament aims to support faith as a trusted partner to a lived journey.

THE MARKET & OUR TRACTION

A Growing Demand for Meaningful Technology

Market Opportunity

Faith-driven and values-based communities **represent a $437B U.S. market with $1.2T+** in annual buying power that, in our view, has been underserved by modern digital tools. Cultural shifts toward mindfulness, intentional living, and ethical technology suggest increasing demand for platforms that support inner life, legacy, and long-term growth rather than short-term engagement.

How Testament Compares:

A New Category for Spiritual Life

	Other Apps	Testament
Primary Focus	Content Delivery	Personal Spiritual Journey
Content Source	Platform-Led	User-Generated
Time Horizon	Session-Based	Long-Term
Memory Over Time	Fragmented	Compounding
Social Pressure	Core	None
Designed for Legacy	No	Yes

Our Traction

Testament is currently in the product development stage, guided by user research, founder domain expertise, and advisory input from leaders across faith, technology, and media. The company has assembled a multidisciplinary team and independent advisors spanning ethics, AI, operations, and global faith communities, helping shape product direction, trust frameworks, and long-term vision.



Building the Testament...
Currently in the product development stage, guided by user research, founder domain expertise, and advisory input from leaders across faith, technology, and media.
Today
Where did you notice grace today?

The above is a computer generated rendering. The Testament app is currently under development.

WHY INVEST

Building Infrastructure for Belief

Testament is building long-term digital infrastructure for belief, reflection, and legacy – an area we believe modern technology has overlooked. This investment supports product development, platform refinement, and early go-to market efforts aimed at serving individuals and families seeking deeper, more intentional spiritual tools.

Testament isn't driven by trends. It's designed to grow in value over time as users build lasting personal archives. Investors who participate now are supporting the early foundation of a platform focused on trust, depth, and generational relevance.

With experienced leadership, a trusted advisory network, and investments from respected professional athletes and coaches across the NFL, MLB, and NCAA, Testament is building institutional credibility from the outset. While we bypass the 'attention-hacking' models of traditional social media, Testament is designed for deep, active engagement—serving younger users as a dynamic tool for life-mapping and self-discovery, while providing **families** a secure architecture for shared reflection and long-term digital preservation. Because every interaction contributes to a personal and collective archive of growth and belief, Testament is a platform that compounds value over time.



YOUR TESTAMENT, YOUR LEGACY, BUILT DAILY
AUDIO NOTE
Dad's Prayer • Oct 12, 1994
"I started recording voice prayers on my drive to work. Now my daughter listens to them before bed."
ELLIOT HOOD
GREENVILLE KENTUCKY

By prioritizing trust and generational relevance over short-term metrics, we are building a digital home that becomes more indispensable the longer it is used. We believe this convergence of ethical AI, faith, and durable technology represents a compelling opportunity.


TESTAMENT
Spiritual infrastructure in the age of AI.

ABOUT

HEADQUARTERS
732 S 6th Street, Suite 4720
Las Vegas, NV 89101

WEBSITE
View Site

Testament is an early-stage technology company establishing a new category in digital spiritual life. We are building an AI-powered platform designed to help individuals and families capture, organize, and preserve the moments that define their faith and identity. Currently in development, our platform moves beyond temporary social media to provide a secure, private space for intentional spiritual formation and the creation of a compounding digital archive that spans generations.

TERMS

Testament

Overview

PRICE PER SHARE
$1.50

VALUATION
$31.68M

DEADLINE
Jun. 16, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$499.50

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,999.50

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
13,333

MAX NUMBER OF SHARES OFFERED
3,333,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$48,839	$0
Cash & Cash Equivalents	$48,839	$0
Accounts Receivable	$0	$0
Short-Term Debt	$344,168	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$561,454	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Although the cash purchase price is $1.50 per share, certain investors may be eligible to receive additional shares at no additional cost pursuant to the bonus share incentives described below. As a result, investors eligible for bonus shares will have a lower effective purchase price per share than investors who do not receive bonus shares.

**The maximum number of shares offered is subject to adjustment due to the issuance of bonus shares, as described below.*

Investment Incentives & Bonuses*

Bonus Share Incentives (Equity)

Investors may be eligible to receive additional shares of Non-Voting Common Stock at no additional cost based on (i) the timing of their investment,(ii) the amount of their investment, (iii) an investor's status as a prior Testament investor (iv) and/or an investor's status as a Venture Club member, as described below. Bonus shares are securities and carry the same rights, preferences, and restrictions as the underlying Non-Voting Common Stock purchased.

Loyalty Bonus

All prior Testament investors will receive 10% bonus shares on all investments made during the course of the campaign.

Time-Based Bonus Shares Incentives

Early Bird

Investments made during the first two weeks after the campaign launch will receive bonus shares as follows:

Investments of $1,000+: 5% bonus shares

Investments of $5,000+: 10% bonus shares

Investments of $10,000+: 15% bonus shares

Investments of $20,000+: 20% bonus shares

Investments of $50,000+: 25% bonus shares

Mid-Campaign Incentives

Flash Perk 1: Invest $5,000+ between days 40–45 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between days 60–65 and receive 7% bonus shares

Investment-Amount Bonus Share Incentives

Tier 1: Believer — Investments of $1,000+,

+5% bonus shares.

One-Year Personal Subscription: Complimentary access to the Personal subscription tier for one (1) year following product launch, subject to the availability of the applicable subscription tier and the Company's then-current product structure.

Believer Badge: A digital badge within the Testament platform identifying the user as a founding investor. Display is optional and subject to platform functionality and future design updates.

Testament Branded Hat: A limited-edition piece of branded headwear featuring the Company's insignia. Design, materials, and specifications are subject to Company discretion.

Tier 2: Builder — Investments of $5,000+,

+10% bonus shares, and all Believer Tier Incentives.

Two-Year Personal Subscription: Complimentary access to the Personal subscription tier for two (2) years following product launch, subject to the availability of the applicable subscription tier and the Company's then-current product structure.

Builder Badge: A subtle visual indicator within the Testament app identifying the user as a founding investor. Visible on the investor's profile and, at their option, within shared family testaments.

Product Feature Suggestion: The investor may submit one (1) written product feature suggestion for review by the Company's product team. The Company retains sole discretion regarding whether and how any suggestion may be implemented.

Founder's Edition Wax Seal Stamp: A wax seal stamp featuring the Company's insignia, designed for personal correspondence, journals, or archival materials. Created as a commemorative artifact, it symbolizes intention, authorship, and continuity. Intended as a symbolic keepsake acknowledging early participation in the Company's founding chapter. Design, materials, dimensions, and production method are subject to Company discretion.

Tier 3: Founder — Investments of $10,000+,

+15% bonus shares, and all Builder Tier Incentives.

Five-Year Personal Subscription: Complimentary access to the Personal subscription tier for five (5) years following product launch, subject to the availability of the applicable subscription tier and the Company's then-current product structure.

Founder Badge: A subtle visual indicator within the Testament app identifying the user as a founding investor. Visible on the investor's profile and, at their option, within shared family testaments.

Founder Webinar: Invitation to a virtual group session with the Company's executive team. Subject to scheduling availability and Company discretion.

Founder's Registry Inscription: The investor's name will be recorded in a dedicated Founders' Registry within the platform, subject to platform availability and Company discretion.

Hand-Bound Founder's Codex: A limited-edition bound volume featuring the Company's insignia, intended for personal writing and archival use. Offered as a commemorative artifact recognizing early participation in the founding round. Recognition may be modified or discontinued in the event of platform restructuring or product evolution.

Tier 4: Visionary — Investments of $20,000+,

+20% bonus shares, and all Partner Tier Incentives.

Lifetime Personal Subscription: Ongoing access to the Personal subscription tier for the lifetime of the applicable product offering, subject to continued product availability and the Company's evolving subscription structure.

Founder Video Call: One (1) virtual video session (approximately 30 minutes) with the Company's CEO, subject to scheduling availability and Company discretion.

Founding Year Medallion: A limited-edition commemorative medallion bearing the Company's insignia and personalized engraving. Design and materials are subject to Company discretion.

Tier 5: Cornerstone — Investments of $50,000+,

+25% bonus shares, and all Visionary Tier Incentives.

Lifetime Family Subscription: Ongoing access to the Family subscription tier (up to six (6) accounts) for the lifetime of the applicable product offering, subject to continued product availability and the Company's evolving subscription structure.

Founder's Dinner: Invitation to an in-person dinner event with members of the Company's leadership team. Testament will cover the cost of the meal. Travel and lodging are the responsibility of the investor. Subject to scheduling availability, geographic feasibility, minimum participation thresholds, and Company discretion. If an in-person event becomes impracticable, the Company may provide a comparable private virtual alternative.

Curatorial Family Testament: A structured legacy onboarding session conducted by the Testament team to assist the investor in organizing and uploading family materials within the platform. Scope, format, and duration are determined solely by the Company and may be delivered virtually.

Founder's Edition Keepsake Box: A limited-edition commemorative keepsake assembled during the Company's founding year. May include a Founder's Letter and other symbolic elements at the Company's discretion. Personalization options may be offered subject to Company guidelines.

The 10% StartEngine Venture Club Bonus

Testament Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.50 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $150.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus may also receive priority in allocation if investment commitments exceed the Offering Maximum, subject to applicable law, platform requirements, and the Company's allocation procedures described herein. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time-based or investment-amount bonus share incentives (if any). Eligible investors will also receive the StartEngine Venture Club bonus and the Loyalty Bonus, which apply in addition to the highest applicable time-based or investment-amount

General Terms Applicable to All Non-Equity Incentives

In addition to the bonus share incentives described above, certain investors may be eligible to receive non-equity incentives on the amount of their investment. These non-equity incentives are not securities and do not provide any additional ownership or economic rights in the Company. All non-equity incentives are commemorative or experiential in nature and are offered solely as expressions of appreciation for participation in the offering.

All non-equity incentives are non-transferable unless otherwise stated and are subject to availability, scheduling, and Company discretion. The Company reserves the right to modify the design, materials, format, or delivery method of any perk described herein. If a particular incentive becomes impracticable, the Company may substitute an item or experience of comparable nature and value.

Any references to "lifetime" benefits refer to the lifetime of the applicable product offering, not the lifetime of the individual investor.

Incentives by Investment Amount

All investors will receive early access to the Company's beta product, subject to availability and applicable onboarding limitations. Beta access will be provided at the Company's discretion and may be limited by capacity or product readiness.

**In order to receive incentives from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from incentive will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All incentive occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share incentive due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share incentive because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Opportunity Problem & Solution Market Traction Team Terms Perks **Invest**

A Secure, Intelligent Home for Faith and Legacy

Testament is building an AI-powered platform designed to help individuals and families capture, organize, and preserve the moments that define their faith and identity. Currently in development, our platform moves beyond temporary social media to provide a secure, private space for intentional spiritual formation and the creation of a compounding digital archive that spans generations.

- Faith-driven communities represent an estimated **$437B U.S. market with over $1.2T in annual buying power.**
- Investments from respected professional athletes and coaches **across the NFL, MLB, and NCAA.**
- Founder and CEO **Christian Stephen** brings **experience spanning faith-based media, ethical storytelling, and global journalism.**


that has been designed to help

Invest

Share Price	Min Investment
$1.50	**$499.50**

This Reg CF offering is made available through StartEngine Primary, LLC,a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

THE OPPORTUNITY

Built for Faith That Lasts

Testament is building a private, AI-powered platform designed to help people actively cultivate their faith in real time and secure their spiritual journey and wisdom for future generations. Testament sits at the intersection of faith engagement and subscription-based identity infrastructure. Testament will allow users to capture prayers, reflections, sermons, voice notes, images, and meaningful moments in one centralized, private evolving archive called a “Living Testament.”


Genesis Study
Lisa 1985
FAMILY ARTIFACTS
Nana's story about moving to Texas
New Entry



Continue
Grandpa's Baptism Certificate
VIEW ARTIFACT

THE PROBLEM

Faith Deserves Better Tools

Spiritual life today is fragmented and fleeting. Prayers are forgotten, sermons are consumed but not integrated, reflections live across scattered notes and apps, and families lack a structured way to preserve spiritual wisdom across generations. While technology excels at capturing attention, it has largely failed to support formation, legacy, and meaning.

OUR SOLUTION

Meet Your Faith's Dashboard

Testament's solution is a centralized, private platform designed to support intentional spiritual practice. Users can capture thoughts and experiences through voice, text, or images, organizing them into a living, evolving archive. Over time, this archive becomes a personal and family record of belief designed to be revisited, reflected upon, and shared across generations.



The Confessions
St Augustine of Hippo 398 AD
One of Christianity's earliest and most profound autobiographers, tracing Augustine's journey from sin to faith and exploring the depths of God's grace.
AUDIO NOTE
Dad's Prayer • Oct 12, 1994
09:23 / 43:15
Family
Grace
Legacy
YOUR STACKS
Family, Grace, Legacy
For Sarah
Morning Prayer
YOUR PATHS

Capture What Matters

Turn fleeting thoughts and prayers into a lasting record.

See Your Story

Over time, your Testament reveals the narrative of your spiritual walk.

Over time, your Testament reveals the narrative of your spiritual walk.


PATH
Continue 40 Day Gratitude
Transformation
Grace
Perseverance
Home
Vault
Me
Search

The above is a computer generated rendering. The Testament app is currently under development.

Create an Inheritance

A powerful inheritance holding your voice, archive and story for generations.

Invest

Learn More about Testament's Dynamic Tool for Life-Mapping and Self-Discovery

Enter your email address | +1 Enter your phone number | Learn More

By clicking "Learn More", you consent to receive marketing communications including text messages and emails (e.g., promotions, cart reminders, funding updates) from StartEngine Crowdfunding, Inc. using the contact information you provide. You understand and agree that messages may be sent using an autodialer or automated systems. Consent is not a condition of purchase. Message and data rates may apply; message frequency varies. You may unsubscribe from email communications at any time by clicking the unsubscribe link in the email, and from text messages by replying STOP. For more information, see our Privacy Policy & Terms.

MARKET OPPORTUNITY

Faith-Driven and Values-Based Communities Represent a $437B U.S. Market

with $1.2T+ in annual buying power that, in our view, has been underserved by modern digital tools. Cultural shifts toward mindfulness, intentional living, and ethical technology suggest increasing demand for platforms that support inner life, legacy, and long-term growth rather than short-term engagement.

HOW TESTAMENT COMPARES:

A New Category for Spiritual Life

	Other Apps	Testament
Primary Focus	Content Delivery	Personal Spiritual Journey
Content Source	Platform-Led	User-Generated

Time Horizon	Session-Based	Long-Term
Memory Over Time	Fragmented	Compounding
Social Pressure	Core	None
Designed for Legacy	No	Yes

OUR TRACTION

Testament is Currently in the Product Development Stage

Guided by user research, founder domain expertise, and advisory input from leaders across faith, technology, and media. The company has assembled a multidisciplinary team and independent advisors spanning ethics, AI, operations, and global faith communities, helping shape product direction, trust frameworks, and long-term vision.

Invest


AUDIO NOTE
Dad's Prayer • Oct 12, 1994
09:23 / 43:15
09:28
48:16
"I started recording voice prayers on my drive to work. Now my daughter listens to them before bed."
ELLIOT HOOD
GREENVILLE KENTUCKY

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

Building Infrastructure for Belief

Testament is building long-term digital infrastructure for belief, reflection, and legacy – an area we believe modern technology has overlooked. This investment supports product development, platform refinement, and early go-to market efforts aimed at serving individuals and families seeking deeper, more intentional spiritual tools.

With experienced leadership, a trusted advisory network, and investments from respected professional athletes and coaches from the NFL, MLB, and NCAA, Testament is building institutional credibility from the outset.




TESTAMENT
Begin
AI Powered
Living Archive
Personalized
Faith Experience
Seamless
Capture & Sharing
Generational
Legacy Building
Scriptural
Context Engine

The above is a computer generated rendering. The Testament app is currently under development.

Meet the Team



Christian Stephen

Founder, CEO, Board Member

Christian Stephen is an award-winning journalist and filmmaker whose career in conflict reporting and immersive storytelling now fuels his leadership as CEO of Testament. Raised in faith-based media as the son of GOD TV's founders, he brings a rare blend of creative vision and operational experience across global production, broadcasting, and mission-driven media.Reporting from war zones including



Gregg Stewart

Co-founder, Chief Operating Officer, Board Member

A transformation strategist with 20+ years of experience across global media, marketing, and tech. At AOL, he helped spearhead explosive growth, pioneering the first large-scale consumer e-commerce system and overseeing multi-billion-dollar dot-com acquisitions. He has led digital transformations for the National Geographic Society, the Corporation for Public Broadcasting, the Telegraph Media Group,



Carrie Mierkey

Chief Financial Officer

A seasoned CPA with 15+ years in financial strategy and transformation across energy, industrial, and government sectors. She helped enCore Energy Corp. achieve NYSE listing, led multiple M&A initiatives, and built high-performing finance teams. Through HOVAN Ventures, she advises on public reporting, internal controls, and strategic growth. Mierkey holds a BS in Accounting from Colorado State and completed Harvard



Dan Woodrow

Strategy & Partnerships

Brings over 20 years of leadership across media, mission, and innovation, with deep expertise in faith-based communication, donor engagement, and global distribution. He has led international broadcast, brand, and fundraising initiatives across diverse cultural and denominational contexts. At Testament, Dan leads strategy and partnerships, helping build a trusted



Petros Papahadjopoulos

Creative, Product & Brand

An award-winning creative director and brand strategist with 15+ years of experience shaping brands across technology, media, luxury, and wellness. He specializes in translating complex ideas into emotionally resonant products and stories. At Testament, Petros leads product and brand strategy, shaping how the platform looks, feels, and communicates. Based in



Lilly Kam

Product & Technology

Brings more than 15 years of experience at the intersection of product development, artificial intelligence, and social innovation. She has led cross-functional teams building AI-enabled technology platforms and initiatives that translate complex ideas into accessible products, with work spanning consumer technology, civic innovation, and global STEM education. At Testament, Lilly platform designed for scale, long-term

Los Angeles, he sees Testament as an

leads product and technology strategy,

Testament Media Terms

Overview

SHARE PRICE
$1.50

VALUATION CAP
$50M

DEADLINE[1]
June 12, 2026 at 11:59 PM PDT

FUNDING GOAL[2]
$20K - $5M

Breakdown

MIN INVESTMENT
$499.50

MAX INVESTMENT
$4,999,999.50

MIN NUMBER OF SHARES OFFERED
13,333

MAX NUMBER OF SHARES OFFERED
3,333,333

OFFERING TYPE
Equity

SHARES OFFERED
Non-Voting Common Stock

PERKS

EARN BONUS SHARES*

Your belief in our vision deserves more, and in recognition of that support, we are extending a limited-time package of premium perks.

Loyalty Bonus: All existing shareholders will receive 10% bonus shares.

TIME-BASED PERKS

EARLY BIRD 1

Investments of $1,000+: 5% bonus shares

INVEST

EARLY BIRD 2

Investments of $5,000+: 10% bonus shares

INVEST

EARLY BIRD 3

Investments of $10,000+: 15% bonus shares

EARLY BIRD 4

Investments of $20,000+: 20% bonus shares

bonus shares

INVEST

20% bonus shares

INVEST

EARLY BIRD 5

Investments of $50,000+: 25% bonus shares

INVEST

MID-CAMPAIGN PERKS

FLASH PERK 1

Invest $5,000+ between days 40–45 and receive 7% bonus shares

INVEST

FLASH PERK 2

Invest $5,000+ between days 60–65 and receive 7% bonus shares

INVEST

VOLUME-BASED PERKS

TIER 1: BELIEVER

Investments of $1,000+, +5% bonus shares.

One-Year Personal Subscription: Complimentary access to the Personal subscription tier for one (1) year following product launch, subject to the availability of the applicable subscription tier and the Company's then-current product structure.

Believer Badge: A digital badge within the Testament platform identifying the user as a founding investor. Display is optional and subject to platform functionality and future design updates.

Testament Branded Hat: A limited-edition piece of branded headwear featuring the Company's insignia. Design, materials, and specifications are subject to Company discretion.

INVEST

TIER 2: BUILDER

Investments of $5,000+,+10% bonus shares,and all Believer Tier perks.

Two-Year Personal Subscription: Complimentary access to the Personal subscription tier for two (2) years following product launch, subject to the

subscription tier for two (2) years following product launch, subject to the availability of the applicable subscription tier and the Company's then-current product structure.

Builder Badge: A subtle visual indicator within the Testament app identifying the user as a founding investor. Visible on the investor's profile and, at their option, within shared family testaments.

Product Feature Suggestion: The investor may submit one (1) written product feature suggestion for review by the Company's product team. The Company retains sole discretion regarding whether and how any suggestion may be implemented.

Founder's Edition Wax Seal Stamp: A wax seal stamp featuring the Company's insignia, designed for personal correspondence, journals, or archival materials. Created as a commemorative artifact, it symbolizes intention, authorship, and continuity. Intended as a symbolic keepsake acknowledging early participation in the Company's founding chapter. Design, materials, dimensions, and production method are subject to Company discretion.

INVEST

TIER 3: FOUNDER

Investments of $10,000+,+15% bonus shares,and all Builder Tier perks.

Five-Year Personal Subscription: Complimentary access to the Personal subscription tier for five (5) years following product launch, subject to the availability of the applicable subscription tier and the Company's then-current product structure.

Founder Badge: A subtle visual indicator within the Testament app identifying the user as a founding investor. Visible on the investor's profile and, at their option, within shared family testaments.

Founder Webinar: Invitation to a virtual group session with the Company's executive team. Subject to scheduling availability and Company discretion.

Founder's Registry Inscription: The investor's name will be recorded in a dedicated Founders' Registry within the platform, subject to platform availability and Company discretion.

Hand-Bound Founder's Codex: A limited-edition bound volume featuring the Company's insignia, intended for personal writing and archival use. Offered as a commemorative artifact recognizing early participation in the founding round. Recognition may be modified or discontinued in the event of platform restructuring or product evolution.

INVEST

TIER 4: VISIONARY

Investments of $20,000+, +20% bonus shares,and all Partner Tier perks.

Lifetime Personal Subscription: Ongoing access to the Personal subscription tier for the lifetime of the applicable product offering, subject to continued product availability and the Company's evolving subscription structure.

Founder Video Call: One (1) virtual video session (approximately 30 minutes) with the Company's CEO, subject to scheduling availability and Company discretion.

Founding Year Medallion: A limited-edition commemorative medallion bearing the Company's insignia and personalized engraving. Design and materials are subject to Company discretion.

INVEST

TIER 5: CORNERSTONE

Investments of $50,000+, +25% bonus shares,and all Visionary Tier perks.

Lifetime Family Subscription: Ongoing access to the Family subscription tier (up to six (6) accounts) for the lifetime of the applicable product offering, subject to continued product availability and the Company's evolving subscription structure.

Founder's Dinner: Invitation to an in-person dinner event with members of the Company's leadership team. Testament will cover the cost of the meal. Travel and lodging are the responsibility of the investor. Subject to scheduling availability, geographic feasibility, minimum participation thresholds, and Company discretion. If an in-person event becomes impracticable, the Company may provide a comparable private virtual alternative.

Curatorial Family Testament: A structured legacy onboarding session conducted by the Testament team to assist the investor in organizing and uploading family materials within the platform. Scope, format, and duration are determined solely by the Company and may be delivered virtually.

Founder's Edition Keepsake Box: A limited-edition commemorative keepsake assembled during the Company's founding year. May include a Founder's Letter and other symbolic elements at the Company's discretion. Personalization options may be offered subject to Company guidelines.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Christian Stephen. Founder and CEO of Testament.

We're building Testament, an AI powered personal archive that is being designed to help individuals, structure, secure, and grow their spiritual lives, preserving belief across generations.

In a world increasingly shaped by algorithms and feeds, we believe people deserve a place where they can record reflections, scripture, questions, doubts, and moments of clarity, and see how their faith develops over time.

Not as performance.

Not as a feed.

But as a structured record of a spiritual journey.

Each day the entry will be intentionally simple and meaningful. A prayer, a thought, a question. And over time patterns can emerge, themes can connect, and an archive can become uniquely personal.

Privacy is foundational to how Testament is being designed.

It will not be social media.

It will not be surveillance technology.

And it will not be designed to monetize attention.

Instead, the archive will be private,encrypted, and

owned by the individual.

The AI system is being designed to operate within guardrails.

It will not not guide belief.

It will not replace spiritual authority.

And it will not prescribe theology.

Instead, it will draw from thousands of years of Christian scripture and writing not to tell somebody what to think, but to provide context, surface patterns, and help bring structure to the story that they are already living.

The opportunity is significant. The global spiritual wellness market exceeds $130 billion.

Yet most digital platforms treat belief like content.

We believe the next generation of technology can provide something different.

Infrastructure

Adaptive,

Personalized

Designed for lifelong use.

The longer somebody builds within a system like Testament, the more valuable it can become.

Each entry can deepen personalization.

Patterns can emerge across time.

A personal archive can take shape.

This is not engagement-driven technology.

It is archive-driven technology.

Technology that grows through cultivation, not consumption.

Over time, a spiritual record can become something a person returns to and something that they pass on.

My perspective on this comes from a unique path. I grew up in global Christian broadcasting, watching faith transmitted to millions of homes around the world. I've seen how technology, when used well, can amplify belief instead of dilute it.

As a teenager, I left that world to become a conflict journalist. And for more than a decade, I reported from Iraq, Afghanistan, Syria, and Gaza. From documenting genocides, to creating the first VR film from inside an active war zone, I've seen how immersive technology can shape how people understand reality.

And across both those worlds, I learned the same thing:

Stories shape people.

And today, algorithms are shaping our stories.

Technology is not neutral.

It trains attention.

And attention shapes belief..

We don't believe the next generation should be formed by feeds.

If you believe that technology should strengthen faith instead of fragment it, if you believe privacy, legacy, and long term meaning deserve better digital infrastructure, I invite you to join us.

We're building something designed to last.

Let's build Testament together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Filed in the Office of	Business Number E46814942025-8
FVAguilar	Filing Number 20265537796
Secretary of State State Of Nevada	Filed On 2/23/2026 10:08:00 AM
	Number of Pages 8

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State: Testament Inc. Entity or Nevada Business Identification Number (NVID): E46814942025-8
2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ______ The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate. ☐ Amended and Restated Articles * Restated or Amended and Restated Articles must be included with this filing type.
3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: **65.84% SS1P and 93.20% Common** Or ☐ No action by stockholders is required, name change only.
	☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada: ______ Jurisdiction of formation: ______ Changes to takes the following effect: ☐ The entity name has been amended. ☐ Dissolution ☐ The purpose of the entity has been amended. ☐ Merger ☐ The authorized shares have been amended. ☐ Conversion ☐ Other: (specify changes) ______ * Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☒ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) These rights and preferences are subject to and governed by the Corporation's... continue on the attached Schedule "A" (attach additional page(s) if necessary)
6. Signature: (Required)	X Gregg Allyn Stewart — Secretary Signature of Officer or Authorized Signer — Title X [signature] — President Signature of Officer or Authorized Signer — Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

3. continued, approximately 65.84% of Series Seed 1 Preferred stock holders and approximately 93.20% of Common Stock holders

The Corporation's articles of incorporation, and any amendments to, authorize the issuance by the Corporation of 400,000,000 shares of common stock, par value of $0.001, 100,000,000 of which shall now be designated as Non-Voting Common Stock with a par value of $0.001 and 100,000,000 shares of preferred stock, par value of $0.001, 20,000,000 of which have previously been designated as Series Seed 1 Preferred Stock, par value of $0.001 (collectively, the "Preferred Stock"), and authorize the Board, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock and Common Stock not then allocated to any series into one or more series and to designate the rights, preferences and limitations of each series;

This form must be accompanied by appropriate fees.

SCHEDULE A

RIGHTS AND RESTRICTIONS OF THE NON-VOING COMMON STOCK

[*See Attached*]

TESTAMENT INC.
(the "Corporation")

Rights and Preferences of the Non-Voting Common Stock

These rights and preferences are subject to and governed by the Corporation's Articles of Incorporation and Bylaws, as amended from time to time.

Dividends:	Dividends will be paid on the share of non-voting common stock (each, a "**Non-Voting Common Stock**") when, as, and if paid on the shares of common stock of the Corporation (each, a "Common Stock"), on a pro rata basis and when, as and if declared by the Board of Directors (the "**Board**") out of funds legally available therefor, subject to the absolute discretion of the Board.
Liquidation Preference:	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each holder of Non-Voting Common Stock will be entitled to receive, out of the assets of the Corporation available for distribution to stockholders and after payment of creditors and after satisfaction of any liquidation preferences of the Preferred Stock, an amount per share equal to the amount that would have been paid had such share of Non-Voting Common Stock been a share of Common Stock. If the assets of the Corporation available for distribution are insufficient to pay in full the amounts payable to all holders of Common Stock and Non-Voting Common Stock, such assets shall be distributed ratably among the holders of Common Stock and Non-Voting Common Stock in proportion to the amounts they would otherwise be entitled to receive.
Voting Rights:	Except as required by applicable law, the Non-Voting Common Stock shall not have voting rights.
Preemptive Rights:	The holders of Non-Voting Common Stock shall have no preemptive or other rights to subscribe for or purchase any securities of the Corporation.
Conversion:	The Non-Voting Common Stock shall not be convertible into shares of any other class or series of capital stock of the Corporation. Notwithstanding the foregoing, each share of Non-Voting Common Stock shall automatically convert, on a one-for-one (1:1) basis, into one share of Common Stock upon the

consummation of a firm commitment underwritten public offering of the Corporation's Common Stock or upon the listing of the Common Stock on a national securities exchange registered under Section 6 of the *Securities Exchange Act of 1934*.

The conversion shall occur automatically, without any action on the part of the holder of the Non-Voting Common Stock, and without the payment of any additional consideration. No fractional shares of Common Stock shall be issued upon conversion; any fractional share resulting from such conversion shall be rounded up to the nearest whole share.

Redemption:	The Non-Voting Common Stock shall not be redeemable at the option of the holder or the Corporation.
Transfer Restrictions:	Transfers of shares of Non-Voting Common Stock shall be subject to applicable law , including the transfer restrictions imposed pursuant to Regulation Crowdfunding. Following the expiration of any applicable transfer restriction period under Regulation Crowdfunding, shares of Non-Voting Common Stock shall remain subject to such restrictions on transfer as may be imposed by the Corporation to ensure compliance with applicable securities laws, until such shares are converted into Common Stock in accordance with these rights and preferences.
Amendment:	The rights and preferences of the Non-Voting Common Stock may be amended or altered as provided in the Articles of Incorporation and applicable law without the approval of the holders of the Non-Voting Common Stock, except as otherwise required by applicable law.

TESTAMENT INC.
(the "**Corporation**")

RESOLUTIONS OF THE DIRECTORS

The undersigned, being all of the directors of the Corporation (together, the "**Board**"), a Nevada corporation, by consent in writing pursuant to the authority contained in the corporate laws of the State of Nevada, and without the formality of convening a meeting, does hereby consent to the following actions of the Corporation, effective as of the 23rd day of February, 2026.

DESIGNATION OF NON-VOTING COMMON STOCK

WHEREAS:

A. The Corporation's articles of incorporation (the "**Articles of Incorporation**") authorize the issuance by the Corporation of 400,000,000 shares of common stock, par value of $0.001 and 100,000,000 shares of preferred stock, par value of $0.001, 20,000,000 of which have been designated as Series Seed 1 Preferred Stock, par value of $0.001 (collectively, the "**Preferred Stock**"), and authorize the Board, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock and Common Stock not then allocated to any series into one or more series and to designate the rights, preferences and limitations of each series;

B. The Corporation intends to conduct a securities offering pursuant to Regulation Crowdfunding under Section 4(a)(6) of the United States Securities Act of 1933, as amended ("**Regulation Crowdfunding**"), through one or more FINRA-registered funding portals or broker-dealers (the "**Regulation Crowdfunding Offering**");

C. The Regulation Crowdfunding Offering will contemplate a minimum offering amount of $100,000 and the maximum offering amount of up to $5,000,000, or in such an amount as determined by the Board in its sole discretion, in each case as permitted under Regulation Crowdfunding, and will involve the offer and sale of shares of Non-Voting Common Stock;

D. As a condition to the anticipated Regulation Crowdfunding Offering, and in accordance with Chapter 78.1955 of the Nevada Revised Statutes and the Articles of Incorporation, the Corporation must file a certificate of designation (the "**Certificate of Designation**") to effect the Regulation Crowdfunding Offering and to designate and authorize the Non-Voting Common Stock with the rights and preferences as more particularly set out in Schedule "C" attached hereto; and

E. The Board has determined that it is in the best interest of the Corporation to create and designate the Non-Voting Common Stock in anticipation of the Regulation Crowdfunding Offering.

RESOLVED THAT:

1. The Corporation be and is hereby authorized to designate 100,000,000 shares of the Common Stock as Non-Voting Common Stock or such other name as the Board may determine in its sole discretion, par value $0.001, with the rights and restrictions set out in Schedule A attached hereto;

2. The Certificate of Designation substantially in the form attached hereto as Schedule "B" is hereby authorized and approved;

3. Upon the receipt of the applicable approvals, any Authorized Signatory (as defined herein) be and is hereby authorized and directed, on behalf of the Corporation, to execute and file the Certificate of Designation, in the prescribed form, with the Secretary of State of Nevada;

4. Any one director or officer of the Corporation be and is hereby authorized as the "**Authorized Signatory**" of the Corporation to:

   (a) execute and deliver, for and on behalf of the Corporation, under the seal of the Corporation or otherwise, such agreements, directions, certificates, acknowledgements, instructions, receipts, instruments and other documents of any kind whatsoever, in such form and with such amendments or variations as he deems necessary, appropriate or expedient in the circumstances, and

   (b) do or cause to be done all such other acts or things for or on behalf of the Corporation as may be, in their sole discretion, necessary, appropriate or expedient in the circumstances,

   for the purpose of giving full effect to these resolutions, and the execution and delivery by the Authorized Signatory of any agreement, direction, certificate, acknowledgement or other document of any kind whatsoever in the name of or on behalf of the Corporation in connection with any matter contemplated by these resolutions shall be binding on the Corporation and shall be conclusively presumed to be the act of the Corporation; and

[*THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK*]

5. These resolutions may be executed in counterpart and such counterparts shall together constitute a single instrument. Delivery of an executed counterpart of these resolutions by electronic means, including by facsimile transmission or by electronic delivery in portable document format (".pdf"), shall be equally effective as delivery of a manually executed counterpart hereof, and notwithstanding the date of execution of theses resolutions by the undersigned, these resolutions shall be deemed to be executed as of the date set forth above.

Gregg Allyn Stewart
GREGG STEWART

CHRISTIAN STEPHEN

SCHEDULE A

RIGHTS AND PREFERENCES OF THE NON-VOTING COMMON STOCK

[*See attached*]

SCHEDULE B

CERTIFICATE OF DESIGNATION

[*See attached*]

SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

Testament Inc.

Nevada Business Identification # NV20253297474
Expiration Date: 02/28/2027

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 02/23/2026.

FVAguilar

FRANCISCO V. AGUILAR
Secretary of State

Certificate Number: B202602236503318
You may verify this certificate
online at https://www.nvsilverflume.gov/home

Filed in the Office of	Business Number E46814942025-8
FVAguilar	Filing Number 20255075284
Secretary of State State Of Nevada	Filed On 7/30/2025 2:56:00 PM
	Number of Pages 4

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☐ Certificate of Designation
× Certificate of Amendment to Designation - Before Issuance of Class or Series
☐ Certificate of Amendment to Designation - After Issuance of Class or Series
☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Testament Inc. Entity or Nevada Business Identification Number (NVID): E46814942025-8
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series Seed 1 Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	× Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* These rights and preferences are subject to and governed by the Corporation's.... continue on the attached Schedule "A"
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Signed by: Gregg Stewart A14FCD5D68CE453... Signature of Officer Date: 7/30/2025

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

Schedule A to Certificate of Amendment

TESTAMENT INC.
(the "Corporation")

Rights and Preferences of the Series Seed 1 Preferred Stock

These rights and preferences are subject to and governed by the Corporation's Articles of Incorporation and Bylaws, as amended from time to time.

Dividends:

Dividends will be paid on the series seed 1 preferred shares (each, a **Series Seed Preferred Stock**") on an as-converted basis when, as, and if paid on the shares of common stock of the Corporation (each, a "**Common Stock**").

Liquidation Preference:

In the event of any voluntary or involuntary liquidation, dissolution, winding up of the Corporation, or a Deemed Liquidation Event, each holder of Series Seed Preferred Stock will be entitled to receive, out of the assets or consideration available for distribution to stockholders and before any payment is made to holders of Common Stock, an amount per share equal to the greater of (the "**Liquidation Amount**"):

(i) one and a half (1.5) times the applicable Original Issue Price (with "Original Issue Price" meaning, for each share of Preferred Stock, the price per share at which such share was originally issued by the Company, as set forth in the applicable purchase agreement—unless otherwise specified, $0.0238 per share, subject to adjustment for stock splits, stock dividends, combinations, recapitalizations, or similar events), plus any declared but unpaid dividends; and

(ii) the amount that would have been paid had all shares of Series Seed Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event.

If the Corporation's assets available for distribution are insufficient to pay holders of Preferred Stock the full amount to which they are entitled, the available assets will be distributed ratably among the holders of Preferred Stock in proportion to their respective Liquidation Amounts. After payment of the Liquidation Amount to all Preferred Stockholders, any remaining assets shall be distributed to holders of Common Stock.

A merger or consolidation (other than one in which stockholders of the Corporation own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Corporation will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above unless the holders of 50% of the Series Seed Preferred Stock elect otherwise (collectively, the "**Requisite Holders**"). The Investors' entitlement to their liquidation preference shall not be abrogated or diminished in the event part of the consideration is subject to escrow or indemnity holdback in connection with a Deemed Liquidation Event.

Voting Rights: Except as provided in the Protective Provisions below or as otherwise required by applicable law, the Series Seed Preferred Stock shall not have voting rights.

Protective Provisions: So long as 50% of the shares of Series Seed Preferred Stock issued in the transaction are outstanding, in addition to any other vote or approval required under the Corporation's Charter or Bylaws, the Corporation will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise:

(iii) liquidate, dissolve or wind-up the affairs of the Corporation or effect any Deemed Liquidation Event;

(iv) amend, alter, or repeal any provision of the Charter or Bylaws in a manner adverse to the Series Seed Preferred Stock;

(v) create or authorize the creation of any debt security other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course; or

(vi) increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be cast by any director or directors on any matter.

Conversion: Each share of Series Seed Preferred Stock will automatically be converted into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends, stock combinations, and similar events): (a) at any time at the option of the individual Investor (solely with respect to that Investor's shares); and (b) automatically upon the closing of a firm commitment underwritten public offering of aggregate gross proceeds to the Corporation of not less than $4,000,000; and (c) automatically upon the written consent of the Requisite Holders.

FRANCISCO V. AGUILAR
Secretary of State

DEANNA L. REYNOLDS
Deputy Secretary for Commercial Recordings

STATE OF NEVADA

OFFICE OF THE SECRETARY OF STATE

Commercial Recordings Division
401 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7141

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Certified Copy

7/30/2025 3:35:07 PM

Work Order Number: W2025073002944
Reference Number: 20255075295
Through Date: 7/30/2025 3:35:07 PM
Corporate Name: Testament Inc.

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number	Description	Number of Pages
20255075284	Amended Certification of Stock Designation Before Issuance of Class/Series	4

Respectfully,

FRANCISCO V. AGUILAR
Nevada Secretary of State

Certified By: Sean Robles
Certificate Number: B202507305953971
You may verify this certificate
online at **https://www.nvsilverflume.gov/home**

Docusign Envelope ID: A55700CE-DACA-4CE8-9273-8574A62F89B7

Filed in the Office of	Business Number E46814942025-8
FVAguilar	Filing Number 20255075284
Secretary of State State Of Nevada	Filed On 7/30/2025 2:56:00 PM
	Number of Pages 4

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☐ **Certificate of Designation**
× **Certificate of Amendment to Designation - Before Issuance of Class or Series**
☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**
☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Testament Inc. Entity or Nevada Business Identification Number (NVID): E46814942025-8
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series Seed 1 Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	× Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* These rights and preferences are subject to and governed by the Corporation's.... continue on the attached Schedule "A"
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Signed by: Gregg Stewart A14FCD5D68CE453... Signature of Officer Date: 7/30/2025

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

Schedule A to Certificate of Amendment

TESTAMENT INC.
(the "Corporation")

Rights and Preferences of the Series Seed 1 Preferred Stock

These rights and preferences are subject to and governed by the Corporation's Articles of Incorporation and Bylaws, as amended from time to time.

Dividends:	Dividends will be paid on the series seed 1 preferred shares (each, a **Series Seed Preferred Stock**") on an as-converted basis when, as, and if paid on the shares of common stock of the Corporation (each, a "**Common Stock**").
Liquidation Preference:	In the event of any voluntary or involuntary liquidation, dissolution, winding up of the Corporation, or a Deemed Liquidation Event, each holder of Series Seed Preferred Stock will be entitled to receive, out of the assets or consideration available for distribution to stockholders and before any payment is made to holders of Common Stock, an amount per share equal to the greater of (the "**Liquidation Amount**"):

(i) one and a half (1.5) times the applicable Original Issue Price (with "Original Issue Price" meaning, for each share of Preferred Stock, the price per share at which such share was originally issued by the Company, as set forth in the applicable purchase agreement—unless otherwise specified, $0.0238 per share, subject to adjustment for stock splits, stock dividends, combinations, recapitalizations, or similar events), plus any declared but unpaid dividends; and

(ii) the amount that would have been paid had all shares of Series Seed Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event.

If the Corporation's assets available for distribution are insufficient to pay holders of Preferred Stock the full amount to which they are entitled, the available assets will be distributed ratably among the holders of Preferred Stock in proportion to their respective Liquidation Amounts. After payment of the Liquidation Amount to all Preferred Stockholders, any remaining assets shall be distributed to holders of Common Stock.

A merger or consolidation (other than one in which stockholders of the Corporation own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Corporation will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above unless the holders of 50% of the Series Seed Preferred Stock elect otherwise (collectively, the "**Requisite Holders**"). The Investors' entitlement to their liquidation preference shall not be abrogated or diminished in the event part of the consideration is subject to escrow or indemnity holdback in connection with a Deemed Liquidation Event.

Voting Rights: Except as provided in the Protective Provisions below or as otherwise required by applicable law, the Series Seed Preferred Stock shall not have voting rights.

Protective Provisions: So long as 50% of the shares of Series Seed Preferred Stock issued in the transaction are outstanding, in addition to any other vote or approval required under the Corporation's Charter or Bylaws, the Corporation will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise:

(iii) liquidate, dissolve or wind-up the affairs of the Corporation or effect any Deemed Liquidation Event;

(iv) amend, alter, or repeal any provision of the Charter or Bylaws in a manner adverse to the Series Seed Preferred Stock;

(v) create or authorize the creation of any debt security other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course; or

(vi) increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be cast by any director or directors on any matter.

Conversion: Each share of Series Seed Preferred Stock will automatically be converted into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends, stock combinations, and similar events): (a) at any time at the option of the individual Investor (solely with respect to that Investor's shares); and (b) automatically upon the closing of a firm commitment underwritten public offering of aggregate gross proceeds to the Corporation of not less than $4,000,000; and (c) automatically upon the written consent of the Requisite Holders.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E46814942025-8
[signature]	Filing Number 20254681493
Secretary of State State Of Nevada	Filed On 2/20/2025 3:47:00 PM
	Number of Pages 6

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

☒ NRS 78 - Articles of Incorporation Domestic Corporation
☐ NRS 89 - Articles of Incorporation Professional Corporation
☐ NRS 80 - Foreign Corporation
☐ NRS 80 - Foreign Corporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of ______________________ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)

Testament Inc.

2. Registered Agent for Service of Process: (Check only one box)

☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title and address below)

GKL Registered Agents of NV, Inc.
Name of Registered Agent **OR** Title of Office or Position with Entity

Street Address ______ City ______ Nevada Zip Code ______

Mailing Address (if different from street address) ______ City ______ Nevada Zip Code ______

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X Jennifer Larkin (signature)
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

Date: 2/20/25

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☐ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

#	Name	Country	Street Address	City	State	Zip/Postal Code
1)	Gregg Stewart	USA	1779 Dulynn Road	Grenville	SD	57239
2)	Christian Stephen	USA	2056 Stanley Hills Place	Los Angeles	CA	90046
3)						

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation: ______

5b. I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. Yes ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	
8. Authorized Shares: (Number of shares corporation is authorized to issue **NRS 80:** Must include copy of the most recently filed in home jurisdiction setting forth the authorized stock of the corporation.)	Please indicate the break down of all corporate shares and the par value. Number of Authorized shares with Par value: ______ Par value: $ ______ Number of Common shares with Par value: **400,000,000** Par value: $ **0.0010000000** Number of Preferred shares with Par value: 100,000,000 Par value: $ 0.0010000000 Number of shares with no par value: ______ **Foreign Corporations, NRS 80 only:** ☐ This is a corporation is a unlimited stock corporation ☐ This is a corporation is a non-stock corporation. If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of** the **Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Gregg Stewart Country: USA Address: 1779 Dulynn Road City: Grenville State: SD Zip/Postal Code: 57239 X [signature] (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Schedule A to Articles of Incorporation of Testament Inc. continued on the attached.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance/Statement of Change

(PURSUANT TO NRS 77.310, 77.340, 77.350, 77.380)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of represented entity: Testament Inc. Entity or Nevada Business Identification Number (NVID): (for entities currently on file)
2. Registered Agent Acceptance:	☒ Registered Agent Acceptance
3. Information Being Changed:	Statement of Change takes the following effect: (select only one) ☒ Appoints New Agent (complete section 5) ☐ Update Represented Entity Acting as Registered Agent (complete sections 5) ☐ Update Registered Agent Name (complete sections 4 & 5) ☐ Update Registered Agent Address (complete sections 4 & 5)
4. Registered Agent Information Before the Change: (Non-commercial registered agents **ONLY**)	Name of Registered Agent **OR** Title of Office or Position with Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
5. Newly Appointed Registered Agent or Registered Agent Information After the Change:	☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title or position and address below) GKL REGISTERED AGENTS OF NV, INC. Name of Registered Agent **OR** Title of Office or Position within Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
6. Electronic Notification: (Optional)	Email address for electronic notifications for "Non-Commercial" or "Office or Positions with Entity" registered agents only:
7. Certificate of Acceptance of Appointment of Registered Agent: (Required)	*I hereby accept appointment as Registered Agent for the above named Entity.* X Jennifer Larkin **Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity** Date: 02/18/2025
8. Signature of Represented Entity: (Required)	X [signature] **Authorized Signature On Behalf of the Entity** Date: 20 February 2025

FEE: $60.00

This form must be accompanied by appropriate fees.

SCHEDULE A
TO
ARTICLES OF INCORPORATION
OF

TESTAMENT INC.
(the "**Corporation**")

8. Authorized Stock (continued)

Authorized Shares

(a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 500,000,000 shares, of which 400,000,000 shall be shares of Common stock, $0.001 par value per share (the "**Common Stock**") and 100,000,000 shall be shares of Preferred stock, $0.001 per share par value (the "**Preferred Stock**").

(b) Preferred Stock may be issued from time to time in one or more series. The board of directors is hereby expressly granted the authority to authorize the issuance of one or more series of Preferred Stock, and to fix by resolution or resolutions providing for the issuance of each such series the voting powers, designations, preferences, limitations, restrictions and relative rights of such series, to the full extent now or hereafter permitted by law.

Voting Rights

(c) Holders of Common Stock shall have one vote for each share on each matter submitted to a vote of the stockholders of the Corporation. Except as otherwise provided by law, by these Articles of Incorporation or by resolution or resolutions of the board of directors providing for the issuance of any series of Preferred Stock, the holders of Common Stock shall have sole voting power.

(d) The holders of Preferred Stock shall not have any voting rights to a vote of the stockholders of the Corporation on any matters submitted to a vote of the stockholders of the Corporation, except as otherwise provided by law.

Dividends

(e) Subject to all rights of the Preferred Stock or any series thereof, the holders of Common Stock shall be entitled to receive, when, as and if declared by the board of directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise.

(f) No holders of any series of Preferred Stock shall be entitled to receive any dividends thereon other than those specifically provided for by these Articles of Incorporation or the resolution or resolutions of the board of directors providing for the issuance of such series of Preferred Stock.

Liquidation Rights

(g) In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to in all assets legally available for distribution after holders of Preferred Stock of each series shall have been paid in full the amounts to which they respectively are entitled or a sum sufficient for such payment in full has been set aside, the remaining net assets of the Corporation shall be distributed pro rata to the holders of Common Stock, to the exclusion of holders of Preferred Stock.

(h) Upon any liquidation of the Corporation, whether voluntary or involuntary, the holders of Preferred Stock of each series shall be entitled to receive only such amount or amounts as shall have been fixed by these Articles of Incorporation or by the resolution or resolutions of the board of directors providing for the issuance of such series.

Additional Articles

9. Acquisition of Controlling Interest

The Corporation elects not to be governed by Nevada Revised Statutes ("**NRS**") 78.378 to 78.3793, inclusive.

10. Combinations with Interested Stockholders

The Corporation elects not to be governed by NRS 78.411 to 78.444, inclusive.

11. Indemnification

(a) **Right to Indemnification**. The Corporation shall indemnify to the fullest extent permitted by law any person (the "**Indemnitee**") made or threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving as a director or officer of another entity at the request of the Corporation or any predecessor of the Corporation against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements) that he or she incurs in connection with such action or proceeding.

(b) **Inurement**. The right to indemnification will inure whether or not the claim asserted is based on matters that predate the adoption of this Article, will continue as to an Indemnitee who has ceased to hold the position by virtue of which he or she was entitled to indemnification, and will inure to the benefit of his or her heirs and personal representatives.

(c) **Non-exclusivity of Rights**. The right to indemnification and to the advancement of expenses conferred by this Article are not exclusive of any other rights that an Indemnitee may have or acquire under any statute, bylaw, agreement, vote of stockholders or disinterested directors, these Articles of Incorporation or otherwise.

(d) **Other Sources**. The Corporation's obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or other entity will be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other entity.

(e) **Advancement of Expenses**. The Corporation shall, from time to time, reimburse or advance to any Indemnitee the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with defending any proceeding for which he or she is indemnified by the Corporation, in advance of the final disposition of such proceeding; provided that the Corporation has received the undertaking of such Indemnitee to repay any such amount so advanced if it is ultimately determined by a final and unappealable judicial decision that he or she is not entitled to be indemnified for such expenses.

Exhibit G to Form C

Test The Waters Materials

Important Notice Regarding Planned Offering

This presentation is provided for informational purposes only and relates to a planned Regulation Crowdfunding (Reg CF) offering by Testament, Inc.

No offer to sell or solicitation of an offer to buy securities is being made at this time. Any investment opportunity will be made exclusively through a filed Form C and the official campaign page on StartEngine, once live and publicly available.

The information presented reflects the company's current plans and expectations and includes forward-looking statements that are subject to risks and uncertainties. Actual results may differ materially.

Investing in early-stage companies involves significant risk, including the potential loss of your entire investment. Prospective investors should review the Form C and all offering materials in their entirety before making any investment decision.

TESTAMENT

Business Update

February 25, 2026

Agenda

01 Team
02 Market
03 Product
04 Operational Strength
05 Proposed Offering
06 How You Can Help
07 Questions & Discussion

Executive Team Updates



PETROS PAPAHADJOPOULOS, CREATIVE, PRODUCT & BRAND is an award-winning executive creative director and brand strategist by trade, bringing over 15 years of leadership at the intersection of storytelling, product vision, and cultural innovation. He has built and evolved brands across technology, media, luxury, and wellness-working with global organizations and artists to translate complex ideas into emotionally resonant experiences.

At Testament, Petros leads creative product thinking and brand strategy, shaping how the platform looks, feels, and communicates. He sees Testament as a rare opportunity to build something enduring: a product that supports spiritual depth, cultural relevance, and long-term formation in a digital age.



DAN WOODROW, STRATEGY & PARTNERSHIPS brings 20+ years of leadership in media, mission, and innovation. He's an expert in faith-based media, donor engagement, and growth strategy, with experience leading global broadcast and brand operations. He has held senior roles at GOD TV, EFS, and SCR Development, driving communications and fundraising across mission-driven organisations.

At Testament, Dan leads strategic growth and partnerships, shaping its global impact through creative vision and operational clarity. Based in Sweden, he sees Testament as a generational opportunity to redefine how faith is experienced through technology.

Faith-Tech Market Overview

(Publicly Reported Data)

Public Listings

Gloo (NASDAQ: GLOO)

IPO 11/25 @ ~$586M market cap.

Roll-up of 15+ companies (4 acquisitions since July 2025).

Angel Studios (NYSE: ANGX)

IPO 9/25 @ $1.6B EV.

Raised $55M via Reg A+ from 40K+ investors.

Recent Funding

$137M in 2025

faith-tech equity funding

Bible Chat: $14M Series A

ConfideIn: $6M Seed

Reported Events

Institutional Validation

Pat Gelsinger joins Gloo as Exec Chairman. Vatican convenes Google, OpenAI, Anthropic, IBM, Meta & Palantir.

AI Faith Infrastructure

Gloo launches FAI-C benchmark.

Pray.com partners with Palantir.

Reported Consumer Adoption

Hallow: #1 App Store.

YouVersion: 1B+ downloads.

Angel Studios: 2M Guild members.

Sources: Company PRs, Reuters, Variety, TechCrunch, Tracxn, Crunchbase, PitchBook

TESTAMENT

Testament is built for the most spiritually hungry and least institutionally trusting generation in history.




TESTAMENT
Begin

**Imagine,
the ability to cultivate,
personalize and pass on
belief for generations,**

all in one place.

TESTAMENT

A Personal, AI Powered Archive to Structure, Secure, and Grow your Spiritual Life and Legacy.

It does not guide belief or replace spiritual authority.

It simply brings structure to the journey you are already walking — turning scattered moments into lasting continuity,

Your Spiritual Life.
Private. Structured. Secure.

Building Operational Strength Step by Step

Foundation

Outcome: Clear concept and credible leadership in place.

Structure

Outcome: Operating structure established; validation plan defined.

Validation Stage

Outcome: Customers use it, pay for it, and we can grow it profitably.

Proposed Offering

(Subject to Offering Materials)

Platform	StartEngine (Broker-Dealer, Transfer Agent, Marketing Services)
Offering Type	Reg CF (Title III)
Maximum Offering Amount	Up to $5M
Anticipated Price	$1.50 per share (subject to final offering materials)
Minimum Investment	As low as $250
Planned Use of Proceeds	Product development, customer acquisition, and operating infrastructure.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Reg CF Distribution Channels

Faith Communities

Investor Networks

Cultural Creators

Crowdfunding Platform Audience

The organizations indicated represent areas of outreach interest. No formal partnership, endorsement or solicitation agreement is in place unless separately disclosed.

How You Can Help

Once the campaign is live and publicly filed:

01 **Share the campaign**

Forward it, post it, or send it directly.

02 **Introduce aligned community leaders**

Pastors, creators, newsletter operators, podcast hosts.

03 **Help expand awareness through your networks**

Investors, faith communities, professional groups, media contacts.

Thank You

Questions & Discussion